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APR 30 2008
THOMSON REUTERS

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DAT : 4/28/08

Keppel Corporation

Summary Financial Report 2007

Delivering More

Leveraging the collective strengths and global network of its key businesses, Keppel Corporation is poised for robust growth and delivering more to stakeholders.

CONTENTS

	2007	2006	% change
For the year ($ million)			
Revenue	**10,431**	7,601	+37
Profit			
EBITDA	**1,176**	931	+26
Operating	**1,051**	804	+31
Before tax & exceptional items	**1,556**	1,139	+37
Attributable before exceptional items	**1,026**	751	+37
Attributable after exceptional items	**1,131**	751	+51
Operating cashflow	**1,697**	1,854	-8
Free cashflow	**1,151**	1,480	-22
Economic Value Added (EVA)	**604**	423	+43
Per share *			
Earnings (cents)			
Before tax & exceptional items	**81.4**	61.5	+32
Attributable before exceptional items	**64.9**	47.7	+36
Attributable after exceptional items	**71.5**	47.7	+50
Net assets ($)	**3.28**	2.67	+23
Net tangible assets ($)	**3.24**	2.58	+26
At year end ($ million)			
Shareholders' funds	**5,205**	4,205	+24
Minority interests	**1,830**	1,393	+31
Capital employed	**7,035**	5,598	+26
Net borrowings	**634**	1,339	-53
Net gearing (times)	**0.09**	0.24	-63
Return on shareholders' funds (%)			
Profit before tax & exceptional items	**27.4**	24.7	+11
Attributable profit before exceptional items	**21.8**	19.1	+14
Shareholders' value *			
Distribution (cents per share)			
Interim dividend	**9.0**	6.0	+50
Final dividend	**10.0**	8.0	+25
Special dividend	**45.0**	-	N.M.
Capital distribution	**-**	14.0	N.M.
Total distribution	**64.0**	28.0	+129
Share price ($)	**13.00**	8.80	+48
Total Shareholder Return (%)	**51.7**	65.3	-21

Earnings per share (cents)


2006
47.7
2007
64.9

Return on equity (%)


2006
19.1
2007
21.8

Distribution per share (cents)


2006
28.0
2007
64.0

EVA ($million)


2006
423
2007
604

	2007					2006				
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Group quarterly results ($ million)										
Revenue	**2,028**	**2,454**	**2,591**	**3,358**	**10,431**	1,544	1,646	1,969	2,442	7,601
EBITDA	**268**	**284**	**322**	**302**	**1,176**	207	217	249	258	931
Operating profit	**242**	**252**	**289**	**268**	**1,051**	176	185	218	225	804
Profit before tax & exceptional items	**360**	**381**	**394**	**421**	**1,556**	255	332	277	275	1,139
Attributable profit before exceptional items	**252**	**258**	**248**	**268**	**1,026**	170	196	201	184	751
Earnings Per Share (cents) *	**15.9**	**16.4**	**15.6**	**17.0**	**64.9**	10.8	12.4	12.8	11.7	47.7

* Comparatives have been adjusted for sub-division of shares in 2007
N.M. Not Meaningful

Return on equity

21.8%

With prudent management and sound policies, we are confident that the Group is well on-track to deliver sustained growth and enhance shareholder value.



DEAR SHAREHOLDERS,
I am pleased to report that we have achieved another record year for Keppel. Group Profit After Tax & Minority Interests (PATMI) exceeded the billion-dollar mark for the first time, an increase of 37% compared to the previous year. Earnings per share (EPS) grew 36% to $0.65. This brings our CAGR for both PATMI and EPS to about 23% over the last seven years (2001-2007). We sustained consistent improvements in Return on Equity (ROE) and Economic Value Added (EVA), with ROE reaching 21.8%, from 19.1% in 2006; EVA increased $181m to $604m. With a robust balance sheet and healthy free cashflows, net gearing declined to only 0.09x.

All our businesses performed better in 2007. Offshore & Marine again contributed more than half of our earnings with $522m, up from $448m the previous year. Property division posted a 118% earnings increase to $209m, while Infrastructure regained its footing to finish the year profitably with $27m, reversing its previous $35m loss. Our Investments division recorded an 11% increase in earnings, as Singapore Petroleum Company hit a record PATMI exceeding half-billion dollars.

In view of the sterling results, and with this year being the 40th anniversary of Keppel Corporation, the Board has recommended a final dividend of 10 cents per share, and a special dividend of 45 cents per share. This brings the total payout for 2007 to 64 cents per share, representing a payout ratio of almost 100%. Total Shareholder Returns (TSR) for the year was 52%, more than twice the benchmark Straits Times Index's TSR of 21%.

DELIVERING MORE WITH MULTIPLE GROWTH PLATFORMS

Offshore & Marine

Keppel Offshore & Marine (Keppel O&M) continued to grow its market reach, leveraging its extensive network of yards worldwide to deliver more to its customers. Global yard capacity remained tight, with worldwide exploration & production (E&P) expenditures exceeding planned budgets on the back of sustained high oil prices. Riding on this strong market, Keppel O&M's net orderbook in 2007 grew by 16% to $12.2b, bolstered by another record $7.4b of new contracts secured during the year. With 43 rigs under construction as at year-end, Keppel O&M has already commenced accepting orders for delivery as far ahead as 2011.

We cultivated new customers whilst existing customers continued to entrust us with repeat orders. Keppel O&M was awarded by Petrobras a US$1.2b contract to build the *P-56* production semi, a repeat of the *P-51* currently being built at its Brazil yard. Rowan also selected Keppel O&M to build four jackups for the first time, even though their rigs are historically built in-house. As ENSCO's preferred yard, Keppel O&M secured its fourth ultra-deepwater semisubmersible rig contract worth US$427m while delivering their ninth premium jackup early last year. In an operating environment characterised by tight labour and equipment constraints resulting in project delays, our customers value Keppel O&M's execution reliability thus ensuring that their rig deliveries are in good time to fulfill their own business commitments.

Equally significant, Keppel O&M's spread of orders secured during the year underscore its broad competencies beyond just drilling jackups and semisubmersible rigs. In particular, Keppel O&M is well-positioned to exploit the development and production phases of the global E&P cycle with its comprehensive suite of solutions. More than 30% of orders secured by Keppel O&M in 2007 were production rigs and FPSO conversions, with another 18% from rigs capable of undertaking drilling and production concurrently, comprising its proprietary KFELS N Class, as well as the world's first FDPSO (floating-drilling-production-storage-offloading) conversion. Keppel O&M also secured two accommodation floatels, one of which is the first for the harsh North Sea environment in over 20 years. These floatels, together with several specialised vessels, accounted for 20% of contracts secured.

Keppel O&M also added another strategic footprint with a shipyard now jointly under construction in Qatar's Ras Laffan port with Qatar Gas Transport Company (NAKILAT). NAKILAT owns and operates one of the largest LNG fleets in the world. This strategic initiative will further entrench our participation in the growing LNG carrier market, in which Keppel O&M is a leading LNG ship repairer in Asia-Pacific outside Japan. Qatar holds the third largest gas reserves in the world and this facility, when ready in 2010, will become a hub for the repair and maintenance of LNG carriers. The facility complements our existing five-year drydocking arrangements for repair and maintenance of a fleet of ten LNG carriers on charter to Qatar Liquefied Gas Company. It also lays yet another important pivot for Keppel O&M's offshore and specialised shipbuilding activities in the heart of the key Middle East oil and gas production region.

Oil & Gas

Singapore Petroleum Company (SPC) had a successful year executing its strategy to grow its upstream business, scaling up its efforts to evolve into a significant integrated energy player in the region. In the past year, SPC expanded its E&P portfolio beyond Southeast Asia, establishing beachheads into China as well as Australia. A relatively young player in this space, SPC made its largest acquisition, paying US$223m for two offshore production sharing contracts (PSCs) in China's Bohai Bay, and took on operatorship in an exploration acreage in the Pearl River Mouth Basin, China. These acquisitions enable it to tap the potential of the booming Chinese energy market while building up invaluable oilfield operator experience and expertise at the Pearl River Mouth acreage. In Australia, SPC took up a 35% participating interest in Block T/47P in the Bass Basin.

PATMI ($million)


2006
751
2007
1,026

1,026m

+36.6%

PATMI improved 36.6% to $1,026 million crossing the $1 billion mark for the first time.

SPC now has eight PSCs and one exploration permit in the region, namely in Indonesia, Cambodia, Vietnam, China and Australia. Including its 4,300 barrels of oil per day share of the Bohai Bay production, SPC's production capacity has ramped up from a single PSC producing just 2,500 boepd (barrels of oil equivalent per day) a year ago to four separate PSCs yielding about 10,000 boepd currently. Over time, SPC's upstream drive is intended to counterbalance the volatile nature of the refining sector to provide a more stable earnings profile. Indeed, SPC's operating profit contribution from E&P activities has increased more than three-fold from $14.6m in 2006 to $52.4m in 2007.

2007 proved to be an exceptionally strong year for SPC's refining activities. Both demand and supply-side factors pushed oil prices to record highs. Regional refining capacity remained constrained in the face of robust demand. As a result, SPC achieved higher average refining margins of about US$7.00 per barrel, up from about US$4.50 per barrel in 2006, and operated at 97% capacity utilisation despite a scheduled maintenance shutdown. During the year, it also actively pursued initiatives to enhance downstream capabilities, even as it boosted its upstream assets. With its refinery hydro-desulphuriser upgrade, SPC is positioned to produce diesel clean fuels meeting stricter standards such as Euro-IV specifications as these are introduced across the region.

Property

Keppel Land also delivered on its regional strategic initiatives last year, extending its geographic reach and strengthening its residential platforms comprising high value townships and integrated lifestyle communities. Its deliberate and targeted focus on large scale, integrated and lifestyle community homes is primed to tap the rising demand for quality housing across regional emerging markets, which are witnessing unprecedented levels of affluence and urbanisation.

Inroads were made into the Middle East market, with a landmark waterfront project in Jeddah, and its footprint in China was enlarged through another large scale residential development in Shanghai and a township in Shenyang. In Vietnam alone, a total of 8 new projects were secured, raising the strong residential pipeline there six-fold to 53 million sq ft of gross floor area (GFA).

Keppel Land's substantial landbank of close to 100 million sq ft of GFA spanning across key regional growth markets such as China, Vietnam, India and the Middle East, as well as other regional markets, will underpin its drive to grow its regional earnings contribution. In 2008 and 2009, it will launch about 18,000 homes as compared to the 2,800 overseas homes sold last year.

In Singapore, the launch of Phase 1 of our iconic waterfront lifestyle homes, *Reflections at Keppel Bay*, designed by world-renowned architect Daniel Libeskind, met with strong response with all 620 units launched sold-out. Keppel Corporation owns a 70% stake in the entire Keppel Bay development, where our former shipyard was located, with Keppel Land owning a 30% stake. The Keppel Bay development will span several stages. In creating more value out of this unique premium waterfront development, *Marina at Keppel Bay* was opened in January this year to a grand welcome fanfare for the Clipper 07-08 Round-the-World Yacht Race. Featuring 170 berths which can accommodate boats ranging from 20 ft to mega yachts more than 200 ft long, the marina located on Keppel Island is connected to the mainland and Keppel Bay development through a new landmark cable stayed bridge named Keppel Bay Bridge.

Keppel Land's steady execution of its office strategy has transformed it into a leading player in Singapore with a prime stable of office assets centred within the Raffles Place and New Downtown conurbation. Its office portfolio capitalised on the robust market to lock-in long-term leases. Both DBS Bank and Standard Chartered Bank, which will occupy over 40% of *Marina Bay Financial Centre (MBFC)* when ready in 2010 - 2012, have signed 12-year leases. Already more than half of the 2.9 million sq ft net lettable space in *MBFC* has been pre-committed more than two years ahead of completion. Together with the redevelopment of its flagship *Ocean Building*, Keppel Land has now largely completed the makeover of its office portfolio and positioned itself in the premium prime office market with some 5 million sq ft of net lettable area, including 3.8 million sq ft under development in CBD and New Downtown.

Our office strategy is targeted at identifying and developing premium office projects for rents, and extracting value at the appropriate time, through leveraging our platform in K-REIT Asia. During the year, Keppel Land restructured its one-third stake in *One Raffles Quay (ORQ)* through K-REIT Asia, resulting in Keppel Land recording a gain of $235m.

Both K-REIT Asia and Alpha Investment Partners (Alpha), the property fund management arm of Keppel Land, contributed to an almost two-thirds increase in total assets under management from $3.7b in 2006 to $6.1b in 2007 (when fully invested and leveraged). K-REIT Asia's asset portfolio expanded from $677m to $2.1b with the addition of the one-third stake in ORQ, another major step towards realising its ambition of becoming a premier office commercial REIT. With over 40% of K-REIT Asia's portfolio in the core CBD area and the rest just at the outskirts, K-REIT Asia is poised to benefit from positive rental reversions, the portfolio rental average being $6.02 psf inclusive of income support as compared to average prime rentals of $15 psf at end-2007.

Infrastructure
In Infrastructure, Keppel Integrated Engineering's (KIE) strategic focus on building a regional presence through large scale projects has paid off handsomely with a second landmark project awarded in Qatar. Last October, it won a $1.5b project to design, build and operate a wastewater treatment, water reuse and sludge treatment facility in Qatar's Doha North, the largest such facility in the Middle East. Back home, the opening of the Keppel Seghers Ulu Pandan NEWater Plant in the first quarter last year marked our contribution to enhancing Singapore's water production capabilities. The largest water reuse plant in East Asia and second largest in the world, its 148,000 cubic metres per day capacity will supply over half of the country's current NEWater needs.

As the world faces the realities of escalating water, energy and environmental challenges, these projects underscore Keppel's commitment to creating cost-effective and innovative solutions that address communities' needs for alternative water and energy sources. This is a culmination of our efforts over the years in developing the requisite technical and technological expertise to bring scalable and proven environmental capabilities to global markets. Harnessing our strengths across both water and thermal treatment technologies, we have now built the competencies and platforms to deliver integrated packages customised to meet users' long-term needs as well as wider community interests. For example, the Doha North facility will not only recycle wastewater for irrigation needs. Its sludge treatment plant, Qatar's only such plant, will receive and treat sludge from water treatment plants all around the country for use as organic fertiliser or as supplementary green energy source. Further, our concept proposal announced earlier this year seeks to carve out an irrigated green space and enhance and transform the Doha North surroundings into an EcoPark. This illustrates how we constantly push beyond the boundaries to differentiate ourselves from the competition by creating new value propositions for the market.

As at end-2007, KIE has grown its orderbook to about $3.5b. A significant proportion of the orderbook comprises long-term operation and maintenance contracts. This will ensure a stable recurrent income stream over the next 10-20 years following completion of the respective projects.

On another front, Keppel Energy (KE) planted its flag in the local power generation market with its new 500MW cogen plant in the second quarter. Due to our efforts to speedily address the gas transport infrastructure issue with the regulatory bodies in order to flow our contracted gas supply from Malaysia, this hurdle has now been successfully overcome. Just a few weeks back, KE secured a long term contract valued at over $3b to supply gas to ExxonMobil's existing and upcoming petrochemical facilities. This follows from our earlier initiative back in 2005 to secure an 18-years gas supply deal from Petronas. Yet again, this is another illustration of our efforts to develop new platforms and tap adjacent opportunities.

LEVERAGING MARKETS AND CUSTOMERS
A common thread across the Group is our capacity to leverage the Keppel brand equity, collective networks and competencies. The market knowledge and operational synergies shared by our business units serve as a mutually-supportive framework to penetrate common markets such as the Middle East, China and Vietnam. Some of our efforts in creating growth opportunities across common markets are now becoming more evident.

Middle East
Let me start with the Middle East market, a relatively new market just a few years ago. Now, Keppel O&M, Keppel Land and KIE have all established a presence there. Keppel was amongst the first Singapore companies to enter this market in the 1990s through its joint venture shipyard, Arab Heavy Industries (AHI), in UAE. Today, AHI is part of Keppel O&M's global network of 20 yards. KIE is working on two major projects worth $3.2b in Qatar. One will be the largest integrated waste management facility in Qatar and the first such environmental engineering plant in the Middle East. The other which I mentioned earlier will also be the largest wastewater treatment and water reuse facility in the Middle East. Another unit of KIE is presently undertaking facilities management contracts at Doha International Airport in Qatar, while pursuing similar prospects in the region. Keppel Land is embarking on its first project in the Middle East with the Saudi Economic and Development Co. Ltd to develop 1,000 luxury seafront apartments along the Corniche waterfront in Jeddah and it also successfully marketed two blocks comprising 56 villa apartments at *Reflections at Keppel Bay* for $286m to the Al-Nibras Islamic Real Estate Fund. In fact, Keppel Land's fund management arm, Alpha, previously secured its first shariah-compliant fund mandate from a Middle Eastern investor in 2006. The Islamic fund is presently fully invested in four countries with US$119m committed equity. In addition to its AHI base in UAE, Keppel O&M has now acquired a 20% stake in a joint venture with NAKILAT to operate a greenfield shipyard facility in Ras Laffan port which will be completed in 2010. Qatar Petroleum will fund and lease the yard infrastructure to the joint venture.

Vietnam
Vietnam is a market with which we have maintained close ties over the past two decades and as a result established a strong track record and network. Keppel Land is one of its pioneer and largest real estate investors with over a dozen projects in Ho Chi Minh City, Hanoi and Dong Nai. Similarly, Keppel O&M has actively engaged Vietnam since the 1980s. It built Vietnam's first drilling rig in 1988 for Vietsovpetro,

a Vietnam-Russian JV, and secured a second order for its proprietary KFELS B Class jackup from PetroVietnam last May. This follows on the heels of Keppel O&M's delivery of its first jackup to PetroVietnam two months ahead of schedule in March last year. Then, in December 2007, KIE received in-principle approval to develop a waste-to-energy (WTE) plant in Ho Chi Minh City. The proposed plant will have the capacity to treat 2,000 tons of waste per day, and generate more than 20MW of green energy. It will be the first in Vietnam, and the largest in Southeast Asia outside Singapore. In oil & gas exploration, SPC has production sharing contracts in offshore Vietnam – a 20% interest in Blocks 102 and 106 in the Song Hong Basin in the Gulf of Tonkin, acquired in September 2005, and a 45% interest in Block 101-100/04, acquired in October 2006.

China

In the competitive Chinese market, KIE has steadily strengthened its market leadership for imported WTE environmental solutions. In the past year, it secured contracts to provide solid waste technologies and services in Suzhou and Zhongshan, and is undertaking WTE projects in Changshu, Shenzhen, Tianjin, Jiangyin and Guangzhou. These contracts further extend Keppel's presence in these markets as Keppel Land already operates in some of these cities in addition to Shanghai, Beijing, Chengdu, Wuxi, Shenyang, Changzhou and Kunming. Keppel O&M, through its Nantong yard located northwest of Shanghai, is equipped to meet demand for specialised vessels such as offshore support vessels and tugs. As at 2007 year-end, the Nantong yard had accumulated an orderbook of 21 vessels under construction after adding another 8 tugs last October. As earlier mentioned, SPC has operating interests and production assets in Pearl River Mouth Basin and Bohai Bay.

LEVERAGING COMPETENCIES

Another key aspect of our portfolio of multiple businesses deserves mention. Although the scope of our businesses is different, the Group has positioned itself to capture value through offering comprehensive solutions that draw on the complementary strengths of each business. In particular, with the global drive towards sustainable development, there are complementarities in competencies and expertise between our different businesses such as Property and Infrastructure which the Group is uniquely placed to exploit. We constantly monitor and take advantage of such opportunities as they arise.

Sino-Singapore Tianjin Eco-City

The Sino-Singapore Tianjin Eco-City (SSTEC) best exemplifies the manner in which our property and environmental businesses are able to jointly address new opportunities by harnessing their collective knowledge and expertise.

To be established under the auspices of a Framework Agreement signed between China and Singapore last November, SSTEC is a joint collaboration of Singapore and Chinese private-sector consortiums supported by their respective governments. It aims to showcase sustainable development in terms of environmental as well as social aspects. It is envisioned to be a model city in which the inhabitants live, work and play in a balanced and healthy environment, whilst conserving and protecting the environment and natural resources. You can read more about our new initiative in a separate feature on SSTEC in this Annual Report.

As frontrunner for the Singapore consortium, Keppel will work with its partners to tap on Singapore's experience such as in large scale urban design and township planning, as well as landscaping and environment preservation. In this respect, Keppel is well-placed to spearhead the partner consortiums in drawing together the complex land and environmental design, engineering and construction elements to crystallise the founding vision while implementing its distinctive features. Our own strengths in integrated township and lifestyle communities, together with environmental development capabilities, in each case backed by a solid track record, networks and market knowledge gained in the Chinese market, will provide a firm foundation for the Group's efforts in helping our two governments achieve their mutual vision for Eco-City.

Reflecting its confidence in the Keppel brand, Qatar Investment Authority has expressed its intent to participate in the Singapore consortium under a MOU signed just this January. Again, this testifies to our ability as a Group to leverage networks, bridging our distinct business interests across operating and geographical dimensions.

LEVERAGING INNOVATION AND TECHNOLOGY

Keeping at the forefront of technology and developing leading-edge solutions to meet or anticipate market needs continues to be an imperative for us, our *raison d'être*. Our high value, high performance offerings serve to differentiate us and sustain our competitive edge.

In Offshore & Marine, technological innovation is key to addressing customers' operational challenges in niche markets. Global oil and gas reserves are drawing down with limited near-term prospect of replenishment, prompting the search for hydrocarbons to intensify into deeper waters and more difficult frontiers such as the North Sea and Arctic regions. Through our extensive R&D programmes and partnerships, we have assembled a premium suite of deepwater and production solutions, ranging from FPSOs, production and drilling semis,

TLPs and SPARs to accommodation floatels, a first for the North Sea in more than 20 years, the drilling-cum-production KFELS N Class jackup, icebreaking vessels and Ice-class FSO, as well as specialised support vessels.

Two centres of excellence have been launched to drive technology innovation and leadership. The Keppel Offshore & Marine Technology Centre (KOMtech) and Keppel Environmental Technology Centre (KETC) will augment existing R&D initiatives in their respective research spheres and raise these efforts to the next level.

Keppel O&M will inject $150m seed money into KOMtech over five years while KIE is investing $50m into KETC. In environmental engineering, KETC will spearhead KIE's thrust in developing world-class environmental solutions based on technological innovation and leadership, in-house expertise and strategic partnerships. KETC intends to focus in the immediate term on energy recovery and by-product minimisation from waste and wastewater treatment, and membrane applications for producing water from non-conventional sources. Keppel Seghers' proprietary water-cooled grate technology, DANO DRUM system which recycles and pre-treats waste, and Rotary Atomiser system for flue gas treatment are already being applied in the Qatar Solid Waste Management project. In Property, Keppel Land is also incorporating state-of-the-art green features in its properties.

MAINTAINING SAFETY

It is appropriate for me to touch briefly on the premium that the Group places on workplace safety. We recognise a safe and healthy working environment as one of the critical success factors contributing to our superior business performance. Since 2006, with the formation of the Keppel Corporation Board Safety Committee, progress has been made in driving the safety message down the line. Last November, the first of an annual series of safety conventions was inaugurated to share best practices, recognise efforts at enhancing safety and encourage safety standards to be raised across the Group. In the same spirit, Keppel Land has also set up its own Board Safety Committee last year to oversee safety aspects within its own business arena. I am pleased to report that Keppel O&M has improved upon its already strong safety record in 2007 with an Accident Frequency Rate (AFR) of 0.37 reportable cases per million manhours worked, its lowest since records were kept in the 1980s and down from an AFR of 1.2 the previous year. This is no mean feat considering its record-breaking orderbook and extremely busy yard schedules last year. Not to mention that Keppel Seghers chalked up 1.2 million accident-free manhours for its work on the Kallang-Paya Lebar Expressway and Ulu Pandan NEWater Plant.

These favourable outcomes are only possible because of our holistic approach towards safety, fusing organisational systems and processes with an ingrained culture emphasising substance over form, while forging safety partnerships along the entire value chain comprising external suppliers, vendors, contractors and customers.

We shall continue to actively roll out our safety initiatives across the Group worldwide this year, with a further increase in our financial commitment of no less than $15m this year, from $13m last year and $10.6m the year before.

WEATHERING CHALLENGES, DELIVERING SUSTAINED GROWTH

Looking forward, we are encouraged to see many opportunities for us to leverage our efforts to build sustainable growth platforms. Our strategy to build a core portfolio of distinct businesses will keep us on an even keel to weather the turbulent operating conditions as we press on with our efforts to build stronger and more resilient businesses. Despite the challenging global economic environment, I have great faith that Keppelites around the world will once again demonstrate their formidable mettle and rise to the occasion. With prudent management and sound policies, we are confident that the Group is well on-track to deliver sustained growth and enhance shareholder value.

I would also like to take this opportunity to express, on behalf of the Group, my deep appreciation to Mr Leung Chun Ying, who stepped down from the Board in 2007, for his wise counsel and invaluable contributions during his tenure as independent Director and member of the Board Remuneration Committee. We wish him all the very best in his undertakings.

Last but not least, on behalf of management, I thank our Board of Directors, business partners, customers, employees and all stakeholders for all the guidance and support given to us during the year. We shall continue to try to create more stakeholders value against the backdrop of increasing uncertainty in the global economy.

Yours sincerely,



LIM CHEE ONN
Executive Chairman

11 March 2008

BOARD OF DIRECTORS
Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann
Oon Kum Loon (Mrs)
Tow Heng Tan
Yeo Wee Kiong
Choo Chiau Beng
Teo Soon Hoe

EXECUTIVE COMMITTEE
Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Oon Kum Loon (Mrs)
Tow Heng Tan
Choo Chiau Beng
Teo Soon Hoe

AUDIT COMMITTEE
Lim Hock San (Chairman)
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)

REMUNERATION COMMITTEE
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Tow Heng Tan

NOMINATING COMMITTEE
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Oon Kum Loon (Mrs)

BOARD RISK COMMITTEE
Oon Kum Loon (Mrs) (Chairman)
Lim Hock San
Tow Heng Tan
Yeo Wee Kiong

BOARD SAFETY COMMITTEE
Yeo Wee Kiong (Chairman)
Lim Chee Onn
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann

COMPANY SECRETARY
Caroline Chang

REGISTERED OFFICE
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391
Email: keppelgroup@kepcorp.com
www.kepcorp.com

SHARE REGISTRAR
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

AUDITORS
Deloitte & Touche
Certified Public Accountants
Singapore
Audit Partner: Chaly Mah Chee Kheong
Year appointed: 2006

FY 2007

Financial year-end	31 December 2007
Announcement of 2007 1Q results	26 April 2007
Announcement of 2007 2Q results	26 July 2007
Announcement of 2007 3Q results	25 October 2007
Announcement of 2007 full year results	31 January 2008
Despatch of Summary Financial Report to Shareholders	27 March 2008
Despatch of Annual Report to Shareholders*	10 April 2008
Annual General Meeting	25 April 2008
2007 Proposed final and special dividends	
Books closure date	5.00 p.m., 2 May 2008
Payment date	13 May 2008

FY 2008

Financial year-end	31 December 2008
Announcement of 2008 1Q results	April 2008
Announcement of 2008 2Q results	July 2008
Announcement of 2008 3Q results	October 2008
Announcement of 2008 full year results	January 2009

* The Annual Report will be despatched only to those shareholders who have indicated to us previously that they wish to receive the Annual Report for as long as they are shareholders or who return their Request Forms by 3 April 2008.

Important

The Summary Financial Statement as set out on pages 10 to 16 contains only a summary of the information in the directors' report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Group and the Company. For further information, the full financial statements, the auditors' report on those financial statements and the directors' report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Financial Report.

Summary directors' report

Directors

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann
Oon Kum Loon (Mrs)
Tow Heng Tan
Yeo Wee Kiong
Choo Chiau Beng
Teo Soon Hoe

Principal activities

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- property development & investment and property fund management;
- environmental engineering, power generation and network engineering; and
- investments.

There has been no significant change in the nature of these principal activities during the financial year.

Audit Committee

The Audit Committee of the Board of Directors comprises three independent Directors. Members of the Committee are:

Lim Hock San (Chairman)
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)

The Audit Committee carried out its function in accordance with the Companies Act, including the following:

- Review audit plans and reports of the Company's external auditors and internal auditors and consider effectiveness of actions/ policies taken by management on the recommendations and observations;
- Review the assistance given by the Company's officers to the auditors;
- Independent review of quarterly financial reports and year-end financial statements;
- Examine effectiveness of financial, operating and compliance controls;
- Review the independence and objectivity of the external auditors annually;
- Review the nature and extent of non-audit services performed by auditors;
- Meet with external auditors and internal auditors, without the presence of management, at least annually;
- Ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, at least annually;

- Review interested person transactions; and
- Investigate any matters within the Audit Committee's term of reference, whenever it deems necessary.

The Audit Committee recommended to the Board of Directors the re-appointment of Deloitte & Touche as auditors of the Company at the forthcoming Annual General Meeting.

Arrangements to enable directors to acquire shares and debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate other than the KCL Share Option Scheme.

Directors' interest in shares and debentures

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, the Directors holding office at the end of the financial year and their interests in the shares and debentures of the Company are as follows:

		Holdings At	
	1.1.2007	31.12.2007	21.1.2008
Ordinary shares ("Shares")			
Lim Chee Onn	1,357,083	2,714,166	3,334,166
Tony Chew Leong-Chee	-	2,000	2,000
Lim Hock San	-	2,000	2,000
Sven Bang Ullring	31,000	70,000	70,000
Tsao Yuan Mrs Lee Soo Ann	-	2,000	2,000
Oon Kum Loon (Mrs)	20,000	42,000	42,000
Oon Kum Loon (Mrs) (deemed interest)	20,000	40,000	40,000
Tow Heng Tan	313	2,626	2,626
Tow Heng Tan (deemed interest)	13,086	26,172	26,172
Yeo Wee Kiong	-	2,000	2,000
Choo Chiau Beng	860,833	981,666	1,181,666
Choo Chiau Beng (deemed interest)	100,000	200,000	200,000
Teo Soon Hoe	1,354,166	2,708,332	3,168,332
Share options			
Lim Chee Onn	1,550,000	3,720,000	3,100,000
Choo Chiau Beng	920,000	1,840,000	1,610,000
Teo Soon Hoe	1,150,000	2,760,000	2,300,000

Directors' receipt and entitlement to contractual benefits

Since the beginning of the financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for salaries, bonuses and other benefits in their capacity as directors of the Company which are disclosed in the Corporate Governance Report.

Share options of the Company

The KCL Share Option Scheme ("Scheme"), which has been approved by the shareholders of the Company, is administered by the Remuneration Committee whose members are:

Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Tow Heng Tan

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The two-year vesting period is intended to encourage employees to take a longer-term view of the Company.

The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of offer. The Remuneration Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount. To promote transparency, the Board of Directors had in 2002 resolved that the date of offer of share options under the Scheme shall be a pre-determined date; that is, the date falling 14 days immediately after the date of announcement of the Company's half-year or full-year results, as the case may be. The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

Options to take up 11,379,500 Shares were granted during the financial year. There were 7,150,999 Shares issued by virtue of exercise of options and options to take up 443,000 Shares were cancelled during the financial year. The sub-division of Shares during the financial year resulted in an adjustment of 17,750,333 Shares under option. At the end of the financial year, there were 37,768,000 Shares under option as follows:

	Number of Share Options						
Date of grant	Balance at 1.1.2007 or later date of grant	Exercised	Cancelled	Adjustment*	Balance at 31.12.2007	Exercise price^	Date of expiry
01.11.99	35,000	(35,000)	-	-	-	$3.23	31.10.09
27.09.01	17,000	(17,000)	-	2,000	2,000	$0.62	26.09.11
20.12.02	715,000	(170,000)	-	665,000	1,210,000	$1.30	19.12.12
11.02.03	538,333	(244,166)	-	370,833	665,000	$1.32	10.02.13
14.08.03	662,500	(447,500)	-	465,000	680,000	$2.24	13.08.13
13.02.04	1,043,500	(732,000)	-	808,500	1,120,000	$3.01	12.02.14
12.08.04	1,442,500	(907,500)	-	1,025,000	1,560,000	$3.24	11.08.14
11.02.05	2,535,833	(2,227,333)	(20,000)	1,741,500	2,030,000	$4.42	10.02.15
11.08.05	2,913,000	(2,270,500)	(57,000)	2,900,500	3,486,000	$6.24	10.08.15
09.02.06	2,898,500	(44,500)	(90,000)	2,886,000	5,650,000	$6.39	08.02.16
10.08.06	3,431,000	(40,500)	(134,000)	3,418,500	6,675,000	$7.66	09.08.16
13.02.07	3,496,500	(15,000)	(112,000)	3,467,500	6,837,000	$9.13	12.02.17
10.08.07	7,883,000	-	(30,000)	-	7,853,000	$12.95	09.08.17
	27,611,666	(7,150,999)	(443,000)	17,750,333	37,768,000		

^ Exercise prices are adjusted for capital distribution and sub-division of Shares
* Adjustment as a result of the sub-division of Shares

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Adjustment*	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	465,000	4,005,000	1,416,250	573,750	1,705,000	3,720,000
Choo Chiau Beng	345,000	3,315,000	1,706,250	573,750	805,000	1,840,000
Teo Soon Hoe	345,000	3,315,000	1,246,250	573,750	1,265,000	2,760,000

* Adjustment as a result of the sub-division of Shares

No employee received 5 percent or more of the total number of options available under the Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates under the KCL Share Option Scheme.

Share options of subsidiaries

The particulars of share options of subsidiaries of the Company are as follows:

(a) Keppel Land Limited ("Keppel Land")
At the end of the financial year, there were 49,803,526 unissued shares of Keppel Land Limited under option. This comprised $300 million principal amount of 2.5% Convertible Bonds due 2013 at a conversion price of $6.55 per share and 4,002,000 options under the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land Limited.

(b) Keppel Telecommunications & Transportation Ltd ("Keppel T&T")
At the end of the financial year, there were 2,051,000 unissued shares of Keppel Telecommunications & Transportation Ltd under option relating to the Keppel T&T Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Telecommunications & Transportation Ltd.

Unusual items

In the opinion of the Directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for certain exceptional items as disclosed in Note 27 to the full financial statements.

Unusual items after the financial year

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made.

The Summary Financial Statement set out on pages 10 to 16 was approved by the Board of Directors and was signed on its behalf by:

LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 11 March 2008

	GROUP 2007 $'000	GROUP 2006 $'000	COMPANY 2007 $'000	COMPANY 2006 $'000
Share capital	**790,407**	972,926	**790,407**	972,926
Reserves	**4,414,326**	3,232,170	**2,557,968**	2,332,232
Share capital & reserves	**5,204,733**	4,205,096	**3,348,375**	3,305,158
Minority interests	**1,830,459**	1,392,591	**-**	-
Capital employed	**7,035,192**	5,597,687	**3,348,375**	3,305,158
Represented by:				
Fixed assets	**1,698,231**	1,740,808	**5,668**	5,680
Investment properties	**2,960,347**	2,249,216	**-**	-
Development properties	**172,758**	197,080	**-**	-
Subsidiaries	**-**	-	**2,876,962**	3,080,896
Associated companies	**3,140,594**	2,410,716	**3,074**	3,074
Investments	**335,849**	275,892	**-**	-
Long term receivables	**134,857**	160,720	**301,099**	300,977
Intangibles	**67,823**	135,058	**-**	-
	8,510,459	7,169,490	**3,186,803**	3,390,627
Current assets				
Stocks & work-in-progress in excess of related billings	**2,790,649**	2,861,960	**-**	-
Amounts due from:				
- subsidiaries	**-**	-	**958,507**	410,092
- associated companies	**594,353**	307,968	**284**	87
Debtors	**1,753,434**	1,516,259	**157,054**	82,013
Short term investments	**547,437**	426,714	**-**	-
Bank balances, deposits & cash	**1,600,850**	1,618,558	**3,884**	520
	7,286,723	6,731,459	**1,119,729**	492,712
Current liabilities				
Creditors	**3,072,012**	2,168,904	**75,657**	58,885
Billings on work-in-progress in excess of related costs	**2,542,517**	2,621,815	**-**	-
Provisions	**37,900**	29,961	**-**	-
Amounts due to:				
- subsidiaries	**-**	-	**418,887**	194,718
- associated companies	**134,331**	93,620	**2**	11
Term loans	**499,104**	681,635	**134,820**	-
Taxation	**351,864**	273,883	**15,305**	10,182
Bank overdrafts	**3,767**	3,351	**-**	-
	6,641,495	5,873,169	**644,671**	263,796
Net current assets	**645,228**	858,290	**475,058**	228,916
Non-current liabilities				
Term loans	**1,731,526**	2,272,152	**300,000**	300,000
Deferred taxation	**388,969**	157,941	**13,486**	14,385
	2,120,495	2,430,093	**313,486**	314,385
Net assets	**7,035,192**	5,597,687	**3,348,375**	3,305,158

	GROUP 2007 $'000	GROUP 2006 $'000
Revenue	**10,431,250**	7,600,940
Materials and subcontract costs	**(8,037,393)**	(5,570,175)
Staff costs	**(1,132,125)**	(931,340)
Depreciation and amortisation	**(125,692)**	(127,438)
Other operating expenses	**(85,391)**	(167,922)
Operating profit	**1,050,649**	804,065
Investment income	**2,867**	3,777
Interest income	**88,542**	79,758
Interest expenses	**(62,710)**	(62,470)
Share of results of associated companies	**476,882**	314,662
Profit before tax and exceptional items	**1,556,230**	1,139,792
Exceptional items	**564,933**	7,304
Profit before taxation	**2,121,163**	1,147,096
Taxation	**(468,635)**	(257,372)
Profit for the year	**1,652,528**	889,724
Attributable to:		
Shareholders of the Company		
Profit before exceptional items	**1,025,596**	750,832
Exceptional items	**105,105**	(82)
	1,130,701	750,750
Minority interests	**521,827**	138,974
	1,652,528	889,724
Earnings per ordinary share		
Before exceptional items		
- basic	**64.9 cts**	47.7 cts
- diluted	**64.3 cts**	47.2 cts
After exceptional items		
- basic	**71.5 cts**	47.7 cts
- diluted	**70.4 cts**	47.2 cts
Interim dividend of 9 cents per share comprising 1.5 cents per share less tax and 7.5 cents per share tax exempt one-tier, proposed final dividend of 10 cents per share tax exempt one-tier and proposed special dividend of 45 cents per share tax exempt one-tier (2006: Interim dividend of 6 cents per share less tax and final dividend of 8 cents per share less tax)	**1,009,912**	179,205
(2006: Capital distribution of 14 cents per share)	-	221,213
Fees and other remuneration to Directors of the Company	**624**	610
Shares granted to Directors of the Company	**262**	-
Contracts for services rendered by Directors or with a company in which a Director has a substantial financial interest	**39**	476
Key management's emoluments	**29,155**	22,994

Material Changes in Accounting Policies

(a) Adoption of New and Revised Standards

In the current year, the Group adopted the new/revised FRS and Interpretations of FRS ("INT FRS") that are effective for annual periods beginning on or after 1 January 2007.

The following are the new or amended FRS and INT FRS that are relevant to the Group:

Amendments to FRS 1	Presentation of Financial Statements – Capital Disclosures
FRS 40	Investment Property
FRS 107	Financial Instruments: Disclosures

Changes to the Group's accounting policies have been made as required, in accordance with the transitional provisions in the respective FRS and INT FRS. The adoption of these new/revised FRS and INT FRS did not result in any substantial change to the Group's accounting policies nor any significant impact on the financial statements, except for the adoption of FRS 40, the effects of which are disclosed below. FRS 107 and the complementary amended FRS 1 introduce new disclosures relating to financial instruments and capital respectively.

FRS 40 Investment Property

The Group has adopted FRS 40 Investment Property on 1 January 2007, which is the effective date of the Standard.

Prior to 1 January 2007, investment properties were accounted for as long term investments and stated at valuations performed each year. Surpluses arising on revaluation were credited directly to capital reserves. Revaluation deficits were taken to the profit and loss account in the absence of or to the extent that they exceed any surpluses held in reserves relating to previous revaluations of the same class of assets. Under FRS 40, changes in fair values of investment properties are recognised in the profit and loss account.

Prior to 1 January 2007, deferred tax liability on the revaluation surplus of investment properties was not recognised. Upon the adoption of FRS 40, the Group has re-evaluated the requirement to account for the deferred tax liability arising from the revaluation surplus on its investment properties and has accounted for the related deferred tax liability on 1 January 2007.

This change in accounting policy has been accounted for prospectively from 1 January 2007 in accordance to the transitional provision of FRS 40. The effects of adopting FRS 40 are as follows:

	Current financial year 2007		
	* Before adopting FRS 40 $'000	After adopting FRS 40 $'000	As at 1.1.2007 $'000
Consolidated Balance Sheet:			
Capital reserves	477,370	-	(11,975)
Revenue reserves	-	396,190	(45,802)
Minority interests	426,232	357,912	(64,617)
Investment properties	691,444	691,444	-
Associated companies	212,158	174,435	(23,564)
Deferred taxation	-	111,777	98,830
Consolidated Profit & Loss Account:			
Exceptional items	-	396,190	-

* This shows the effects of applying the previous accounting policy under FRS 25 Accounting for Investments

The adoption of FRS 40 has resulted in an increase in basic and diluted earnings per share after exceptional items of 25.1 cts and 24.2 cts respectively for the financial year ended 31 December 2007. There is no impact on the basic and diluted earnings per share before exceptional items for the financial year ended 31 December 2007.

(b) Early Adoption of INT FRS 112

On 1 January 2007, the Group adopted INT FRS 112 Service Concession Arrangements for a 20-year contract to build and operate a water treatment plant and a 25-year contract to build and operate a waste-to-energy plant entered into by a subsidiary of the Company. INT FRS 112 which would otherwise be mandatory from 1 January 2008 was early adopted to account for the two contracts based on the latest interpretation. The effects of adopting of INT FRS 112 are disclosed in Note 11 to the full financial statements.

Auditors' statement to the Members of Keppel Corporation Limited

We have examined the Summary Financial Statement which has been prepared by the Directors of the Company set out on pages 10 to 16.

In our opinion, the Summary Financial Statement is consistent in all material respects with the full financial statements and directors' report of Keppel Corporation Limited ("Company") and its subsidiaries ("Group") for the year ended 31 December 2007 and complies with the requirements of Section 203A of the Companies Act, Chapter 50 and regulations made thereunder applicable to a Summary Financial Statement.

For a better understanding of the state of affairs of the Group and of the Company as at 31 December 2007 and of the results of the Group for the financial year ended on that date and of the scope of our audit, the Summary Financial Statement should be read in conjunction with the full financial statements and our audit report thereon.

We have issued an unqualified audit report dated 11 March 2008 on the full financial statements of the Group and of the Company for the year ended 31 December 2007. The audit report is as follows:

Independent auditors' report to the Members of Keppel Corporation Limited

For the financial year ended 31 December 2007

We have audited the accompanying financial statements of Keppel Corporation Limited ("Company") and its subsidiaries ("Group") which comprise the balance sheets of the Group and the Company as at 31 December 2007, the profit and loss account, statement of changes in equity and cashflow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages # to #.

Directors' Responsibility

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and of the results, changes in equity and cashflows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

DELOITTE & TOUCHE
Certified Public Accountants
Singapore

Chaly Mah Chee Kheong
Partner
Appointed on 28 April 2006

11 March 2008

\# The page numbers are as stated in the Auditors' Report dated 11 March 2008 included in Keppel Corporation Limited's Annual Report for the financial year ended 31 December 2007.

During the financial year, the following interested person transactions were entered into by the Group:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Transaction for the Sale of Goods and Services				
PSA Corporation Group	-	-	**5,150**	-
SembCorp Marine Group	-	-	**2,273**	2,067
SembCorp Industries Group	-	-	-	463
Singapore Power/PowerSeraya/Senoko Power/Tuas Power Group	-	-	**28,000**	12,000
Singapore Airlines Group	-	-	**17,350**	4,978
Singapore Telecommunications Group	-	-	**4,633**	-
Gas Supply Pte Ltd	-	-	**13,140**	-
KCL Directors and their associates	**17,447**	-	-	-
Transaction for the Purchase of Goods and Services				
Gas Supply Pte Ltd	-	-	**380,000**	9,000
Mapletree Investments Pte Ltd	-	-	**407**	492
Singapore Power/PowerSeraya/Senoko Power/Tuas Power Group	-	-	-	1,000
Transaction for the Acquisition of Companies				
Havelock Investment Pte Ltd	-	270	-	-
Total Interested Person Transactions	**17,447**	270	**450,953**	30,000

Save for the interested person transactions disclosed above, there were no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

Total no. of issued shares	:	1,588,106,180
Issued and Fully Paid-up Capital	:	$800,791,373.19
Class of Shares	:	Ordinary Shares with equal voting rights

Size of Shareholdings	Number of Shareholders	%	Number of Shares	%
1 - 999	463	2.78	210,980	0.01
1,000 - 10,000	14,189	85.32	44,425,323	2.80
10,001 - 1,000,000	1,950	11.73	73,639,406	4.64
1,000,001 and above	28	0.17	1,469,830,471	92.55
Total	16,630	100.00	1,588,106,180	100.00

Twenty Largest Shareholders	Number of Shares	%
DBS Nominees Pte Ltd	382,728,694	24.10
Temasek Holdings (Pte) Ltd	337,643,902	21.26
Citibank Nominees Singapore Pte Ltd	198,606,949	12.51
HSBC (Singapore) Nominees Pte Ltd	173,065,734	10.90
DBSN Services Pte Ltd	168,487,531	10.61
United Overseas Bank Nominees Pte Ltd	105,402,933	6.64
Raffles Nominees Pte Ltd	41,763,851	2.63
DB Nominees (S) Pte Ltd	8,276,153	0.52
Shanwood Development Pte Ltd	6,400,000	0.40
Merrill Lynch (Singapore) Pte Ltd	5,783,685	0.36
Morgan Stanley Asia (Singpore) Securities Pte Ltd	4,243,063	0.27
Societe Generale S'pore Branch	4,215,059	0.26
TM Asia Life Singapore Ltd - PAR Fund	3,789,000	0.24
OCBC Nominees Singapore Pte Ltd	3,425,832	0.22
Lim Chee Onn	3,334,166[(i)]	0.21
Oversea Chinese Bank Nominees Pte Ltd	3,303,150	0.21
Teo Soon Hoe	3,168,332[(ii)]	0.20
Amex Nominees (S) Pte Ltd	3,106,131	0.20
Royal Bank of Canada (Asia) Ltd	2,281,414	0.14
UOB Kay Hian Pte Ltd	1,951,500	0.12
Total	1,460,977,079	92.00

Note:
(i) Includes 293,250 shares held by OCBC Nominees Singapore Pte Ltd on his behalf.
(ii) Includes 40,000 shares held by OCBC Nominees Singapore Pte Ltd on his behalf.

Substantial Shareholder

	Direct Interest		Deemed Interest		Total Interest	
	No. of shares	%	No. of shares	%	No. of shares	%
Temasek Holdings (Pte) Ltd	337,643,902	21.26	12,426,269[(i)]	0.78	350,070,171	22.04

Note (i):-
By operation of Section 7 of the Companies Act, Temasek Holdings (Pte) Ltd is deemed to be interested in an aggregate of 12,426,269 Shares in which its subsidiaries and associated companies have an aggregate interest.

Public Shareholders

Approximately 77% of the issued shares of the Company is held by the public and therefore, pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.

Keppel Corporation

Keppel Corporation Limited
Co Reg No. 196800351N
(Incorporated in the Republic of Singapore)

NOTICE IS HEREBY GIVEN that the 40th Annual General Meeting of the ordinary shareholders of the Company which will be held at Four Seasons Hotel, Four Seasons Ballroom (Level 2), 190 Orchard Boulevard, Singapore 248646 on Friday, 25 April 2008 at 2.30 p.m. to transact the following business:

As ordinary business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2007. **Resolution 1**

2. To declare a final dividend of 10 cents per share tax exempt one-tier and a special dividend of 45 cents per share tax exempt one-tier for the year ended 31 December 2007 (2006: final dividend of 8 cents per share less tax). **Resolution 2**

3. To re-elect the following directors, each of whom will retire pursuant to Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C (see Note 2):

   (i) Lim Chee Onn **Resolution 3**

   (ii) Tony Chew Leong-Chee **Resolution 4**

   (iii) Teo Soon Hoe **Resolution 5**

4. To re-elect Mr Sven Bang Ullring who, being over the age of 70 years, will cease to be a director at the conclusion of this annual general meeting, and who, being eligible, offers himself for re-election pursuant to Section 153(6) of the Companies Act (Cap. 50) to hold office until the conclusion of the next annual general meeting of the Company (see Note 2). **Resolution 6**

5. To approve the remuneration of the non-executive directors of the Company for the financial year ended 31 December 2007, comprising the following: **Resolution 7**

   (a) the payment of directors' fees of an aggregate amount of $600,625 in cash (2006: $610,000); and

   (b) (1) the award of an aggregate number of 15,500 existing ordinary shares in the capital of the Company (the "Remuneration Shares") to Mr Tony Chew Leong-Chee, Mr Lim Hock San, Mr Sven Bang Ullring, Tsao Yuan Mrs Lee Soo Ann, Mr Leung Chun Ying, Mrs Oon Kum Loon, Mr Tow Heng Tan and Mr Yeo Wee Kiong (together, the "Non-Executive Directors") as payment in part of their respective remuneration for the financial year ended 31 December 2007 as follows:

      (i) 2,000 Remuneration Shares to Mr Tony Chew Leong-Chee;

      (ii) 2,000 Remuneration Shares to Mr Lim Hock San;

      (iii) 2,000 Remuneration Shares to Mr Sven Bang Ullring;

(iv) 2,000 Remuneration Shares to Tsao Yuan Mrs Lee Soo Ann;

(v) 1,500 Remuneration Shares to Mr Leung Chun Ying*;

(vi) 2,000 Remuneration Shares to Mrs Oon Kum Loon;

(vii) 2,000 Remuneration Shares to Mr Tow Heng Tan; and

(viii) 2,000 Remuneration Shares to Mr Yeo Wee Kiong.

(2) the directors of the Company be and are hereby authorised to instruct a third party agency to purchase from the market 15,500 existing shares at such price as the Directors may deem fit and deliver the Remuneration Shares to each Non-Executive Director in the manner as set out in (1) above; and

(3) any director or the Secretary be authorised to do all things necessary or desirable to give effect to the above (see Note 3).

6. To re-appoint the Auditors and authorise the directors to fix their remuneration. **Resolution 8**

As special business

7. To consider and, if thought fit, approve with or without modification, the following resolution which will be proposed as an Ordinary Resolution: **Resolution 9**

That pursuant to Section 161 of the Companies Act, Cap. 50 of Singapore, and Article 48A of the Company's Articles of Association, authority be and is hereby given to the directors of the Company to:

(a) (i) issue shares in the capital of the Company ("Shares") whether by way of right, bonus or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution; and/or

(ii) make or grant offers, agreements or options that might or would require Shares to be issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares) (collectively "Instruments"),

at any time and upon such terms and conditions and for such purposes and to such persons as the directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority so conferred by this Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the directors while the authority was in force,

provided that:

(1) the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant thereto and any adjustments effected under any relevant Instrument), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of Shares to be issued other than on a *pro rata* basis to shareholders of the Company (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution and any adjustments effected under any relevant Instrument) does not exceed 15% of the issued Shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of Shares that may be issued under sub-paragraph (1) above, the percentage of issued Shares shall be calculated based on the issued Shares in the capital of the Company as at the date of the passing of this Resolution after adjusting for:

(i) new Shares arising from the conversion or exercise of convertible securities or employee share options or vesting of share awards outstanding or subsisting as at the date of the passing of this Resolution; and

(ii) any subsequent consolidation or sub-division of Shares;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under the relevant Instrument), the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting is required by law to be held, whichever is the earlier (see Note 4).

To transact such other business which can be transacted at the Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 3 May 2008, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 2 May 2008 will be registered to determine shareholders' entitlement to the proposed final and special dividends. The proposed final and special dividends if approved at this annual general meeting will be paid on 13 May 2008.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary

Singapore, 27 March 2008

Notes:

1. A Member is entitled to appoint one proxy or two proxies to attend and vote in his place. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for holding the annual general meeting.

2. Detailed information about these directors can be found in the Board of Directors and Information on Directors and Key Executives sections of the Company's Annual Report. Mr Lim Chee Onn will upon re-election continue to serve as Executive Chairman, Chairman of the Executive Committee, and member of the Board Safety Committee. Mr Tony Chew Leong-Chee will upon re-election continue to serve as member of the Audit Committee and Executive Committee. Mr Teo Soon Hoe will upon re-election continue to serve as member of the Executive Committee. Mr Sven Bang Ullring will upon re-election continue to serve as Chairman of the Nominating Committee, Chairman of the Remuneration Committee and member of the Board Safety Committee. These directors (other than Messrs Lim Chee Onn and Teo Soon Hoe) are considered by the Nominating Committee to be independent directors.

3. The proposed award of Remuneration Shares to the Non-Executive Directors forms part of the ordinary remuneration of the Non-Executive Directors for the financial year ended 31 December 2007, and is in addition to the proposed directors' fees in cash referred to in Resolution 7. The Remuneration Shares to be awarded to the Non-Executive Directors will rank pari passu with the then existing issued Shares at the time of the award. The Non-Executive Directors (except Mr Leung Chun Ying) will each, subject to Shareholders' approval, be awarded 2,000 Shares as part of their remuneration for the financial year ended 31 December 2007. Mr Leung Chun Ying will, subject to Shareholders' approval, be awarded 1,500 Shares as part of his remuneration for his service on the Board from 1 January 2007 to 30 September 2007. The Non-Executive Directors will abstain from voting, and will procure their respective associates to abstain from voting, in respect of this Resolution 7.

4. Resolution 9 is to empower the directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further Shares and Instruments in the Company, up to a number not exceeding in total 50 per cent. of the issued Shares in the capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. The 15 per cent sub-limit for non-pro rata issue is lower than the 20 per cent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of Shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new Shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent consolidation or sub-division of Shares.

* Mr Leung Chun Ying resigned from the Board with effect from 1 October 2007.

PROXY FORM

Keppel Corporation

Keppel Corporation Limited

Co Reg No. 196800351N

(Incorporated in the Republic of Singapore)

IMPORTANT

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's shares, this report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

ANNUAL GENERAL MEETING

I/We ______________________________ (name)

of ______________________________ (address)

being a Shareholder(s) of KEPPEL CORPORATION LIMITED (the "Company") hereby appoint:

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings	
			No. of Shares	%

and/or (delete as appropriate)

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings	
			No. of Shares	%

as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Shareholders of the Company to be held on 25 April 2008 at Four Seasons Hotel, Four Seasons Ballroom (Level 2), 190 Orchard Boulevard, Singapore 248646 at 2.30 p.m. and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the Resolutions to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

Resolutions	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	Number of Votes For**	Number of Votes Against**
Ordinary Business				
1. Adoption of Directors' Report and Accounts				
2. Declaration of dividends				
3. Re-election of Mr Lim Chee Onn as director				
4. Re-election of Mr Tony Chew Leong-Chee as director				
5. Re-election of Mr Teo Soon Hoe as director				
6. Re-election of Mr Sven Bang Ullring as director				
7. Approval of remuneration to Non-Executive Directors comprising payment of directors' fees and award of Remuneration Shares				
8. Re-appointment of Auditors				
Special Business				
9. Issue of additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50				

* Please indicate your vote "For" or "Against" with an "X" within the box provided.

** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this _______ day of ___________ 2008

Total Number of Shares held	

____

Signature(s) or Common Seal of Member(s)

IMPORTANT: Please read the notes overleaf before completing this Proxy Form.

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Notes:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you only have Shares registered in your name in the Register of Members, you should insert that number of Shares. However, if you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company. Where a Shareholder appoints two proxies, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form. If no percentage is specified, the first named proxy shall be deemed to represent 100 per cent of the shareholding and the second named proxy shall be deemed to be an alternate to the first named proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Annual General Meeting.

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Affix
Postage
Stamp

The Company Secretary
Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

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4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

5. A corporation which is a Shareholder may authorise, by resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shareholders whose Shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such Shareholders are not shown to have Shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by The Central Depository (Pte) Limited to the Company.

REQUEST FORM

Keppel Corporation

Keppel Corporation Limited

Co Reg No. 196800351N
(Incorporated in the Republic of Singapore)

27 March 2008

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of Keppel Corporation Limited ("Keppel Corporation") for the financial year 2007. The SFR contains a review of the Keppel Corporation Group for the year ended 31 December 2007. It also contains a summary of the information in the Directors' Report and financial statements of the Company's Annual Report ("AR") 2007. We will be sending you a copy of the SFR for so long as you are a Keppel Corporation shareholder unless you indicate otherwise.

The Directors' Report and the full financial statements for the year ended 31 December 2007 are set out in a separate report called the AR for 2007. This report is available to all registered Keppel Corporation shareholders at no cost upon request.

For shareholders receiving this SFR for the first time, if you wish to receive a copy of the AR for 2007 or for so long as you are a shareholder, please complete the request form below by ticking the first or third box respectively and return it to us by 3 April 2008. If we do not receive your request form, it would indicate that you do not wish to receive copies of the AR for 2007 and for future financial years.

For shareholders who did not respond last year or whose replies were not received by us, you may indicate your wishes by ticking the appropriate box in the request form below and returning it to us by 3 April 2008. If we do not receive your request form, it would indicate that you do not wish to receive the AR for 2007 and for future financial years.

For shareholders who indicated to us last year that you wish to receive the ARs for so long as you are a shareholder, you may change your wishes by ticking the second box in the request form below and returning it to us by 3 April 2008. If we do not receive your reply, it would indicate that there is no change to your wishes.

For the convenience of shareholders, a copy of the AR for 2007 will be posted at Keppel Corporation's website www.kepcorp.com from 10 April 2008. Shareholders may request for physical copies of the AR for 2007 as indicated above.

Your latest request will supersede earlier requests received by us.

Yours faithfully
for Keppel Corporation Limited

Caroline Chang
Company Secretary

REQUEST FORM

To: Keppel Corporation Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2007.

[ ] Please do not send me/us the *Summary Financial Report or the Annual Report/Annual Report for so long as I/we am/are a shareholder(s) of Keppel Corporation Limited.

[ ] Please send me/us the Annual Report in addition to the Summary Financial Report for financial year 2007 and for so long as I/we am/are a shareholder(s) of Keppel Corporation Limited.

Name(s) of shareholder(s): ____________________

*NRIC/Passport Number(s): ____________________ CDP Securities Account No: ____________________

Address: ____________________

____________________ Singapore ____________________

Signature(s): ____________________ Date: ____________________

* delete where inapplicable

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Postage will be
paid by addressee.
For posting in
Singapore only.

Keppel Corporation

BUSINESS REPLY SERVICE
PERMIT NO. 05429

The Company Secretary
Keppel Corporation Limited
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

CIRCULAR DATED 27 MARCH 2008

If you are in any doubt as to the contents herein or as to the course of action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of Keppel Corporation Limited (the **"Company"**), you should immediately forward this Circular and the attached Proxy Form to the purchaser or the transferee, or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or the transferee.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

Keppel Corporation

Keppel Corporation Limited

(Company Registration No.196800351N)
(Incorporated in the Republic of Singapore)

CIRCULAR TO SHAREHOLDERS

in relation to

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(2) THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS.

IMPORTANT DATES AND TIMES: –

Last date and time for lodgement of Proxy Form	:	23 April 2008 at 2.45 p.m.
Date and time of Extraordinary General Meeting	:	25 April 2008 at 2.45 p.m. (or as soon as practicable immediately following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place).
Place of Extraordinary General Meeting	:	Four Seasons Hotel Four Seasons Ballroom (Level 2) 190 Orchard Boulevard Singapore 248646

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CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The annual general meeting of the Company
"Articles"	:	The Articles of Association of the Company for the time being
"Board"	:	The Board of Directors of the Company
"CDP"	:	The Central Depository (Pte) Limited
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time
"Company" or "KCL"	:	Keppel Corporation Limited
"Directors"	:	The Directors of the Company for the time being
"EGM"	:	An extraordinary general meeting of the Company
"EPS"	:	Earnings per Share
"FY"	:	Financial year ended or ending 31 December
"Group"	:	The Company and its subsidiaries
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 12 March 2008
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the date of this Circular
"Listing Rules"	:	The listing rules of the SGX-ST set out in the Listing Manual
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"NAV"	:	Net asset value
"Net Gearing"	:	Total borrowings less cash divided by capital employed
"NTA"	:	Net tangible assets
"Registrar"	:	The Registrar of Companies
"Relevant Period"	:	The period commencing from the date on which the forthcoming AGM to be held on 25 April 2008 and expiring on the date the next AGM is held or is required by law to be held, whichever is the earlier, after the date the resolution relating to the renewal of the Share Purchase Mandate is passed
"ROE"	:	Return on equity
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities accounts maintained with a depository agent

"SIC"	:	Securities Industry Council
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	Registered holders for the time being of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, where the context admits, mean the Depositors whose Securities Account are credited with Shares
"Share Purchase Mandate"	:	General and unconditional mandate given by Shareholders to authorise the Directors to purchase Shares in accordance with the terms set out in this Circular as well as the applicable rules and regulations set forth in the Companies Act and the Listing Manual
"Shares"	:	Ordinary shares in the share capital of the Company
"Substantial Shareholder"	:	A person (including a corporation) who has an interest in not less than five (5) per cent. of the issued voting shares of the Company
"Temasek"	:	Temasek Holdings (Private) Limited
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers
"$" and "cents"	:	Singapore dollars and cents, respectively
"%" or "per cent."	:	Per centum or percentage

The terms "**Depositor**", "**Depository Register**" and "**depository agent**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

The term "**controlling shareholder**" shall have the meaning ascribed to it in the Listing Manual.

The term "**treasury share**" shall have the meaning ascribed to it in Section 76H of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancy in this Circular between the listed amounts and the totals thereof is due to rounding.

KEPPEL CORPORATION LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 196800351N)

Directors:

Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann
Oon Kum Loon
Tow Heng Tan
Yeo Wee Kiong
Choo Chiau Beng
Teo Soon Hoe

Registered Office:

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

27 March 2008

To: The Shareholders of
Keppel Corporation Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 25 April 2008 to seek Shareholders' approval for the following proposals:

(i) the proposed renewal of the Share Purchase Mandate; and

(ii) the proposed renewal of the Shareholders' Mandate for Interested Person Transactions,

as further explained in paragraphs 2 and 3 respectively below.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM and to seek Shareholders' approval for such proposals at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statements or opinions made or reports contained in this Circular.

2. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

2.1 **The Proposed Renewal of the Share Purchase Mandate.** It is a requirement under the Companies Act that a company which wishes to purchase or otherwise acquire its own shares has to obtain the approval of its shareholders at a general meeting of its shareholders. The Share Purchase Mandate was approved by Shareholders on 18 February 2000 and was last renewed at the EGM ("**2007 EGM**") on 27 April 2007 (the "**2007 Share Purchase Mandate**") to enable the Company to purchase or acquire its issued Shares. The rationale for, the authority and limitations on, and the financial effects of, the 2007 Share Purchase Mandate were set out in the Company's circular to the Shareholders dated 27 March 2007.

The authority conferred pursuant to the 2007 Share Purchase Mandate may be exercised by the Directors at any time during the period commencing from the date of the 2007 EGM and expiring on the date when the forthcoming AGM is held.

The authority conferred on the Directors by the Share Purchase Mandate to purchase Shares may be renewed at the EGM to be convened immediately after the conclusion or adjournment of the forthcoming AGM. When seeking the approval of the Shareholders for the renewal of the Share Purchase Mandate, the Company is required to disclose details pertaining to purchases or acquisitions of Shares pursuant to the Share Purchase Mandate made during the previous twelve (12) months, including the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for such purchases of Shares, where relevant, and the total consideration paid for such purchases.

Accordingly, the Directors are convening the EGM to be held on 25 April 2008 at 2.45 p.m. or as soon as practicable immediately following the conclusion or adjournment of the AGM to be held at 2.30 p.m. on the same day and at the same place, to seek the approval of the Shareholders for the renewal of the Share Purchase Mandate.

2.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake a purchase or acquisition of its issued Shares is as follows:

2.2.1 In managing the business of the Group, the management of the Company will strive to increase Shareholders' value by improving, *inter alia*, the ROE of the Company. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which the ROE of the Company may be enhanced.

2.2.2 In line with international practice, the Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that the Company has capital and surplus funds, which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner.

2.2.3 Share purchase programmes help buffer short-term share price volatility.

2.2.4 The Share Purchase Mandate will provide the Company the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to a maximum of ten (10) per cent. of the issued Shares ascertained in accordance with paragraph 2.3.1 below during the duration referred to in paragraph 2.3.2 below, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full ten (10) per cent. limit as authorised and the purchases or acquisitions of Shares pursuant to the Share Purchase Mandate would be made only as and when the Directors consider it to be in the best interests of the Company and/or Shareholders and in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group, or result in the Company being delisted from the SGX-ST. The Directors will use their best efforts to ensure that after a purchase or acquisition of Shares pursuant to the Share Purchase Mandate, the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or adversely affect the orderly trading and listing status of the Shares on the SGX-ST.

2.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Shares by the Company under the proposed renewal of the Share Purchase Mandate are summarised below:

2.3.1 *Maximum Number of Shares*

Only Shares which are issued and fully paid-up may be purchased or acquired by the Company. The total number of Shares which may be purchased or acquired pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than ten (10) per cent. of the total number of issued Shares (ascertained as at the date of the forthcoming AGM or at the date of the forthcoming EGM at which the renewal of the Share Purchase Mandate is approved, whichever is higher, unless the share capital of the Company has been reduced in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the total number of issued Shares shall be taken to be the total number of issued Shares as altered). Any Shares which are held as treasury shares will be disregarded for purposes of computing the ten (10) per cent. limit. As at the Latest Practicable Date, the Company is not holding any treasury shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,588,219,180 Shares. In addition, as at the Latest Practicable Date, there were outstanding and remaining unexercised Share options to subscribe for up to an aggregate of 42,526,000 Shares. Except in respect of Shares which are issuable on exercise of the outstanding Share options, no Shares are reserved for issue by the Company as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,588,219,180 Shares in issue as at the Latest Practicable Date and assuming no further Shares are issued, the purchase by the Company of ten (10) per cent. of its issued Shares will result in the purchase or acquisition of 158,821,918 Shares.

2.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares pursuant to the proposed renewal of the Share Purchase Mandate may be made, at any time and from time to time, on and from the date of the forthcoming EGM, at which the Share Purchase Mandate is approved, up to:

(a) the date on which the next AGM is held or required by law to be held; or

(b) the date on which the purchases or acquisitions of Shares pursuant to the proposed Share Purchase Mandate are carried out to the full extent mandated; or

(c) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by the Shareholders in a general meeting,

whichever is the earliest.

2.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) an on-market purchase ("**Market Purchase**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed stock brokers appointed by the Company for the purpose; and/or

(b) an off-market purchase ("**Off-Market Purchase**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Rules and the Companies Act, as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of the abovementioned persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements; (2) differences in consideration attributable to the fact that offers relate to Shares with different amounts remaining unpaid (if applicable); and (3) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

Pursuant to the Listing Rules, if the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document to all Shareholders containing at least the following information:

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed purchase or acquisition of Shares;

(4) the consequences, if any, of the purchases or acquisitions of Shares by the Company that will arise under the Take-over Code or other applicable take-over rules;

(5) whether the purchases or acquisitions of Shares, if made, would have any effect on the listing of the Shares on the SGX-ST; and

(6) details of any purchases or acquisitions of Shares made by the Company in the previous twelve (12) months (whether Market Purchases or Off-Market Purchases), giving the total number of Shares purchased or acquired, the purchase price per Share or the highest and lowest prices paid for the purchases of Shares, where relevant, and the total consideration paid for the purchases.

2.3.4 ***Purchase Price***

The purchase price (excluding brokerage, stamp duties, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. However, the purchase price to be paid for the Shares pursuant to the purchases or acquisitions of the Shares must not exceed:

(a) in the case of a Market Purchase, one hundred and five (105) per cent. of the Average Closing Price; and

(b) in the case of an Off-Market Purchase pursuant to an equal access scheme, one hundred and twenty (120) per cent. of the Average Closing Price,

(the "**Maximum Price**") in either case, excluding related expenses of the purchase or acquisition.

For the above purposes.

"**Average Closing Price**" means the average of the closing market prices of a Share over the last five (5) Market Days, on which transactions in the Shares were recorded, in the case of Market Purchases, before the day on which the purchase or acquisition of Shares was made and deemed to be adjusted for any corporate action that occurs after the relevant five (5) Market Days, or in the case of Off-Market Purchases, before the date on which the Company makes an announcement of the offer.

2.4 **Status of Purchased Shares.** A Share purchased or acquired by the Company is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Share will expire on such cancellation) unless such Share is held by the Company as a treasury share. Accordingly, the total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

2.5 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed ten (10) per cent. of the total number of issued Shares.

2.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share into treasury shares of a smaller amount is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.6 **Reporting Requirements.** Within thirty (30) days of the passing of a Shareholders' resolution to approve the purchases of Shares by the Company, the Company shall lodge a copy of such resolution with the Registrar.

The Company shall notify the Registrar within thirty (30) days of a purchase or acquisiton of Shares on the SGX-ST or otherwise. Such notification shall include details of the date of the purchase or acquisition, the total number of Shares purchased or acquired by the Company, the number of Shares cancelled, the number of Shares held as treasury shares, the Company's issued ordinary share capital before the purchase or acquisition of Shares, the Company's issued ordinary share capital after the purchase or acquisition of Shares, the amount of consideration paid by the Company for the purchase or acquisition, whether the Shares were purchased or acquired out of profits or the capital of the Company, and such other particulars as may be required.

The Listing Rules specify that a listed company shall notify the SGX-ST of all purchases or acquisitions of its Shares not later than 9.00 a.m.:

(a) in the case of a Market Purchase, on the Market Day following the day on which the Market Purchase was made, and

(b) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptance of the offer for the Off-Market Purchase.

The notification of such purchases or acquisitions of Shares to the SGX-ST shall be in such form and shall include such details that the SGX-ST may prescribe. The Company shall make arrangements with its stockbrokers to ensure that they provide the Company in a timely fashion the necessary information which will enable the Company to make the notifications to the SGX-ST.

2.7 **Source of Funds.** The Company may only apply funds for the purchase or acquisition of the Shares as provided in the Articles and in accordance with the applicable laws in Singapore. The Company may not purchase or acquire its Shares for a consideration other than in cash or, in the case of a Market Purchase, for settlement otherwise than in accordance with the trading rules of the SGX-ST.

The Companies Act permits the Company to purchase or acquire its own Shares out of capital, as well as from its distributable profits.

Apart from using its internal sources of funds, the Company may obtain or incur borrowings to finance its purchase or acquisition of Shares.

2.8 **Financial Effects.** It is not possible for the Company to realistically calculate or quantify the impact of purchases or acquisitions of Shares that may be made pursuant to the Share Purchase Mandate on the NTA and EPS as the resultant effect would depend on, *inter alia,* the aggregate number of Shares purchased or acquired, whether the purchase or acquisition is made out of capital or profits, the purchase prices paid for such Shares and the amount (if any) borrowed by the Company to fund the purchases or acquisitions and whether the Shares purchased or acquired are cancelled or held as treasury shares.

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's capital or profits so long as the Company is solvent. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount of the Company's capital will be reduced correspondingly but the amount available for the distribution of cash dividends by the Company will not be reduced. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of the Company's capital and profits, the amount of its capital and profits will be correspondingly reduced on a proportionate basis.

The Directors do not propose to exercise the Share Purchase Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company. The purchase or acquisition of the Shares will only be effected after considering relevant factors such as the working capital requirement, availability of financial resources and the prevailing market conditions. The proposed Share Purchase Mandate will be exercised with a view to enhancing the EPS and/or the NTA value per Share.

Illustrative Financial Effects. The financial effects of the Share Purchase Mandate on the Group and on the Company based on the audited financial accounts of the Group and the Company for the financial year ended 31 December 2007 are based on the assumptions set out below:

(a) based on 1,585,086,180 Shares allotted as at 31 December 2007 and assuming no further Shares are issued, not more than 158,508,618 Shares (representing ten (10) per cent. of the issued Shares of the Company as at that date) may be purchased or acquired by the Company pursuant to the proposed Share Purchase Mandate;

(b) in the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 158,508,618 Shares, the maximum amount of funds required for the purchase or acquisition of the 158,508,618 Shares (excluding brokerage, stamp duties, commission, applicable goods and services tax and other related expenses), assuming a Maximum Price for one (1) Share of $10.30[(1)], is approximately $1,632.6 million; and

(c) in the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 158,508,618 Shares, the maximum amount of funds required for the purchase or acquisition of the 158,508,618 Shares (excluding brokerage, stamp duties, commission, applicable goods and services tax and other related expenses), assuming a Maximum Price for one (1) Share of $11.80[(2)], is approximately $1,870.4 million.

For illustrative purposes only, and based on the assumptions set out in sub-paragraphs (a), (b) and (c) above and assuming that (i) the purchase or acquisition of Shares is financed solely by internal sources of funds; (ii) the Share Purchase Mandate had been effective on 1 January 2007; and (iii) the Company had purchased or acquired the 158,508,618 Shares (representing ten (10) per cent. of the total number of issued Shares as at 31 December 2007) on 1 January 2007, the financial effects of the purchase or acquisition of the 158,508,618 Shares by the Company pursuant to the Share Purchase Mandate:

(1) by way of purchases held as treasury shares; and

(2) by way of purchases made out of capital and profits and cancelled,

on the audited financial statements of the Company and the Group for FY 2007 are set out below:

---

(1) Being 105 per cent. of the average closing price for one (1) Share five (5) Market Days before the Latest Practicable Date.

(2) Being 120 per cent. of the average closing price for one (1) Share five (5) Market Days before the Latest Practicable Date.

(i) Purchases held as treasury shares

Market Purchases

	Group		Company	
	Before Share Purchase	After Share Purchase	Before Share Purchase	After Share Purchase
As at 31 December 2007				
Issued capital and reserves ($'000)	5,204,733	5,204,733	3,348,375	3,348,375
Treasury shares ($'000)	—	(1,632,639)	—	(1,632,639)
NTA ($'000)	5,136,910	3,504,271	3,348,375	1,715,736
NTA per Share ($)	3.24	2.46	2.11	1.20
Profit after taxation and minority interests ($'000)[1]	1,025,596	982,488	625,473	582,365
EPS (cents)	64.9	69.1	n.m.[2]	n.m.[2]
Net borrowings ($'000)	633,547	2,266,186	430,936	2,063,575
Net Gearing (times)[3]	0.09	0.42	0.13	1.20
Annualised return on equity (%)	21.8	32.0	n.m.[2]	n.m.[2]

Off-Market Purchases

	Group		Company	
	Before Share Purchase	After Share Purchase	Before Share Purchase	After Share Purchase
As at 31 December 2007				
Issued capital & reserves ($'000)	5,204,733	5,204,733	3,348,375	3,348,375
Treasury shares ($'000)	—	(1,870,402)	—	(1,870,402)
NTA ($'000)	5,136,910	3,266,508	3,348,375	1,477,973
NTA per Share ($)	3.24	2.29	2.11	1.04
Profit after taxation and minority interests ($'000)[1]	1,025,596	976,210	625,473	576,087
EPS (cents)	64.9	68.6	n.m.[2]	n.m.[2]
Net borrowings ($'000)	633,547	2,503,949	430,936	2,301,338
Net Gearing (times)[3]	0.09	0.48	0.13	1.56
Annualised return on equity (%)	21.8	34.4	n.m.[2]	n.m.[2]

Notes:

(1) Earnings and EPS after the Share Purchase has been adjusted by the notional interest expense incurred at the interest rate of 3.22 per cent. per annum less taxation. "Earnings" means profit after taxation and minority interests before exceptional items.

(2) Not meaningful.

(3) Net Gearing is equal to total borrowings less cash divided by capital employed.

(2) Purchases made out of capital and profits and cancelled

Market Purchases

	Group		Company	
	Before Share Purchase	After Share Purchase	Before Share Purchase	After Share Purchase
As at 31 December 2007				
Issued capital and reserves ($'000)	5,204,733	3,572,094	3,348,375	1,715,736
NTA ($'000)	5,136,910	3,504,271	3,348,375	1,715,736
NTA per Share ($)	3.24	2.46	2.11	1.20
Profit after taxation and minority interests ($'000)[1]	1,025,596	982,488	625,473	582,365
EPS (cents)	64.9	69.1	n.m.[2]	n.m.[2]
Net borrowings ($'000)	633,547	2,266,186	430,936	2,063,575
Net Gearing (times)[3]	0.09	0.42	0.13	1.20
Annualised return on equity (%)	21.8	32.0	n.m.[2]	n.m.[2]

Off-Market Purchases

	Group		Company	
	Before Share Purchase	After Share Purchase	Before Share Purchase	After Share Purchase
As at 31 December 2007				
Issued capital & reserves ($'000)	5,204,733	3,334,331	3,348,375	1,477,973
NTA ($'000)	5,136,910	3,266,508	3,348,375	1,477,973
NTA per Share ($)	3.24	2.29	2.11	1.04
Profit after taxation and minority interests ($'000)[1]	1,025,596	976,210	625,473	576,087
EPS (cents)	64.9	68.6	n.m.[2]	n.m.[2]
Net borrowings ($'000)	633,547	2,503,949	430,936	2,301,338
Net Gearing (times)[3]	0.09	0.48	0.13	1.56
Annualised return on equity (%)	21.8	34.4	n.m.[2]	n.m.[2]

Notes:

(1) Earnings and EPS after the Share Purchase has been adjusted by the notional interest expense incurred at the interest rate of 3.22 per cent. per annum less taxation. "Earnings" means profit after taxation and minority interests before exceptional items.

(2) Not meaningful.

(3) Net Gearing is equal to total borrowings less cash divided by capital employed.

As illustrated above, the purchases or acquisitions of Shares of the Company will:

(i) reduce the number of Shares unless the Shares purchased or acquired are held by the Company as treasury shares;

(ii) increase the gearing ratio of the Group;

(iii) decrease the consolidated NTA per Share of the Group;

(iv) increase the consolidated EPS of the Group; and

(v) increase the ROE of the Group.

Shareholders should note that the financial effects set out above are purely for illustrative purposes only. Although the proposed Share Purchase Mandate would authorise the Company to purchase or acquire up to ten (10) per cent. of its issued Shares, the Company may not necessarily purchase or acquire or be in the position to purchase or acquire the entire ten (10) per cent. of its issued Shares. In particular, the Directors do not intend to exercise the Share Purchase Mandate up to the maximum limit or to such an extent where such exercise would materially and adversely affect the financial position of the Group. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

Shareholders who are in doubt as to their respective tax positions or any tax implications arising from the Share Purchase Mandate or who may be subject to tax in a jurisdiction other than Singapore should consult their own professional advisers.

2.9 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note applicable as at the Latest Practicable Date. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below.

2.9.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of the Shares, the proportionate interest in the voting capital of the Company of a Shareholder and person acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with each other could obtain or consolidate effective control of the Company and become obliged to make a general offer under Rule 14 of the Take-over Code.

2.9.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of the company.

Unless the contrary is established, the following persons, *inter alia*, will be presumed to be acting in concert, namely:

(a) a company with its parent company, subsidiaries, its fellow subsidiaries, any associated companies of the above companies, and any company whose associated companies include any of the above companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above companies for the purchase of voting rights;

(b) a company with any of its directors, together with their close relatives, related trusts and any companies controlled by any of the directors, their close relatives and related trusts;

(c) a company with any of its pension funds and employee share schemes;

(d) a person with any investment company, unit trust or other fund in respect of the investment account which such person manages on a discretionary basis;

(e) a financial or other professional adviser, with its client in respect of the shareholdings of the adviser and the persons controlling, controlled by or under the same control as the adviser and all the funds which the adviser manages on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total ten (10) per cent. or more of the client's equity share capital;

(f) directors of a company, together with their close relatives, related trusts and companies controlled by any of them, which is subject to an offer or where they have reason to believe a *bona fide* offer for their company may be imminent;

(g) partners; and

(h) an individual, his close relatives, his related trusts, any person who is accustomed to act according to his instructions and companies controlled by any of the above persons, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above persons for the purchase of voting rights.

For this purpose, ownership or control of at least twenty (20) per cent. but not more than fifty (50) per cent. of the voting rights of a company will be regarded as the test of associated company status.

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.9.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to thirty (30) per cent. or more, or in the event that such Directors and their concert parties hold between thirty (30) per cent. and fifty (50) per cent. of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than one (1) per cent. in any period of six (6) months.

Based on the Register of Directors of the Company and the issued share capital of the Company as at the Latest Practicable Date, the shareholdings of the Directors of the Company before (assuming (a) the Company purchases the maximum amount of ten (10) per cent. of the issued Shares of the Company, and (b) there is no change in the number of Shares held or deemed to be held by the Directors) and after the purchase by the Company of ten (10) per cent. of the issued Shares of the Company pursuant to the Share Purchase Mandate would be as follows:

	No. of Shares Before Buy Back			No. of Shares After Buy Back		
Names of Directors	**Direct Interest[1]**	**Deemed Interest[1]**	**Total Interest[1]**	**Direct Interest[2]**	**Deemed Interest[2]**	**Total Interest[2]**
Lim Chee Onn	3,334,166 (0.21%)	—	3,334,166 (0.21%)	3,334,166 (0.23%)	—	3,334,166 (0.23%)
Tony Chew Leong-Chee	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])
Lim Hock San	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])
Sven Bang Ullring	70,000 (n.m.%[3])	—	70,000 (n.m.%[3])	70,000 (n.m.%[3])	—	70,000 (n.m.%[3])
Tsao Yuan Mrs Lee Soo Ann	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])
Oon Kum Loon	42,000 (n.m.%[3])	40,000 (n.m.%[3])	82,000 (0.01%)	42,000 (n.m.%[3])	40,000 (n.m.%[3])	82,000 (0.01%)
Tow Heng Tan	2,626 (n.m.%[3])	26,172 (n.m.%[3])	28,798 (n.m.%[3])	2,626 (n.m.%[3])	26,172 (n.m.%[3])	28,798 (n.m.%[3])
Yeo Wee Kiong	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])	2,000 (n.m.%[3])	—	2,000 (n.m.%[3])
Choo Chiau Beng	1,401,666 (0.09%)	200,000 (0.01%)	1,601,666 (0.10%)	1,401,666 (0.10%)	200,000 (0.01%)	1,601,666 (0.11%)
Teo Soon Hoe	3,168,332 (0.20%)	—	3,168,332 (0.20%)	3,168,332 (0.22%)	—	3,168,332 (0.22%)

Notes:

(1) Based on the total issued and paid-up share capital of the Company of 1,588,219,180 Shares as at the Latest Practicable Date.

(2) Based on the total issued and paid-up share capital of the Company of 1,429,397,262 Shares, (assuming that the Company purchases or acquires the maximum number of 158,821,918 Shares under the Share Purchase Mandate).

(3) Not meaningful.

As at the Latest Practicable Date, the shareholdings of the Directors in the Company are not material and none of the Directors (together with persons acting in concert with them) would become obligated to make a mandatory offer in the event that the Company purchases the maximum amount of ten (10) per cent. of its Shares under the Share Purchase Mandate.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to thirty (30) per cent. or more, or, if such Shareholder held between thirty (30) per cent. and fifty (50) per cent., of the Company's voting rights, the voting rights of such Shareholder would increase by more than one per cent. in any period of six (6) months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

As at the Latest Practicable Date, according to the Company's Register of Substantial Shareholders, Temasek is the only Substantial Shareholder of the Company and it has a direct and deemed interest in approximately 22.09 per cent. of the Shares.

Mr. Tow Heng Tan is the Chief Investment Officer of Temasek and also Temasek's nominee to the Board. None of the other Directors of the Company are nominees of Temasek or parties acting in concert with Temasek.

Based on Temasek's direct and deemed interests in the Shares according to the Register of Substantial Shareholders as at the Latest Practicable Date, and assuming that (a) there is no change in its direct and deemed interest in the Shares, (b) no new Shares are issued to Temasek by the Company following approval being received from Shareholders at the EGM for the renewal of the Share Purchase Mandate, and (c) Temasek does not sell or otherwise dispose of its interest in the Shares, Temasek's direct and deemed interests in the Shares before and after the purchase by the Company of ten (10) per cent. of the issued Shares of the Company pursuant to the Share Purchase Mandate will be as follows:

	Before buy-back		**After buy-back**	
	No. of Shares	**% of total issued Shares(1) (%)**	**No. of Shares**	**% of total issued Shares(2) (%)**
Temasek	350,827,271	22.09	350,827,271	24.54

Notes:

(1) Based on the total issued and paid-up share capital of the Company of 1,588,219,180 Shares as at the Latest Practicable Date.

(2) Based on the total issued and paid-up share capital of the Company of 1,429,397,262 Shares, (assuming that the Company purchases or acquires the maximum number of 158,821,918 Shares under the Share Purchase Mandate).

Accordingly, based on Temasek's direct and deemed interest in the Shares as at the Latest Practicable Date, Temasek would not, under Appendix 2, be required to make a mandatory offer under Rule 14 of the Take-over Code following the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the SIC and/or their professional advisers at the earliest opportunity.

2.10 **Listing Rules**

While the Listing Rules do not expressly prohibit purchase of shares by a listed company during any particular time or times, because the listed company would be considered an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not purchase any Shares pursuant to the Share Purchase Mandate after a price-sensitive development has occurred or has been the subject of a consideration and/or a decision of the Board until such time as the price-sensitive information has been publicly announced. In particular, in line with the best practices on dealings in securities issued by the SGX-ST, the Company will not purchase or acquire any Shares through Market Purchases during the period of:

(a) one (1) month immediately preceding the announcement of the Company's annual results; and

(b) two (2) weeks immediately preceding the announcement of the Company's results for each of the first three quarters of its financial year.

The Company is required under Rule 723 of the Listing Manual to ensure that at least ten (10) per cent. of its Shares are in the hands of the public. The "public", as defined under the Listing Manual, are persons other than the directors, chief executive officer, Substantial Shareholders or controlling shareholders of the Company and its subsidiaries, as well as the associates of such persons.

Based on the register of Directors' shareholdings and the Register of Substantial Shareholders maintained by the Company as at the Latest Practicable Date, approximately 77 per cent. of the issued Shares, are in the hands of the public. Accordingly, the Company is of the view that there is a sufficient number of issued Shares held in the hands of the public which would permit the Company to undertake purchases or acquisitions of its issued Shares up to the full ten (10) per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity.

In undertaking any purchases or acquisitions of Shares through Market Purchases, the Directors will use their best efforts to ensure that, notwithstanding such purchases, a sufficient float in the hands of the public will be maintained so that the purchases or acquisitions of Shares will not adversely affect the listing status of the Shares on the SGX-ST, cause market illiquidity or adversely affect the orderly trading of the Shares.

2.11 **Previous Share Purchases.** The Company has not purchased any Shares during the 12-month period preceding the Latest Practicable Date.

3. THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

3.1 **Background.** At an EGM of the Company held on 27 April 2007, Shareholders had renewed a mandate ("**IPT Mandate**") to enable the Company, its subsidiaries and target associated companies (as defined in the Company's circular to Shareholders dated 27 March 2007 ("**2007 Circular**")), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the 2007 Circular, with any person who falls within the classes of Interested Persons described in the 2007 Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in the 2007 Circular.

The IPT Mandate will (unless revoked or varied by the Company at a general meeting) continue in force until the AGM of the Company to be held for the financial year ended 31 December 2007. The Directors propose that the IPT Mandate be renewed at the forthcoming EGM in the terms of the ordinary resolution to be proposed at the EGM and (unless revoked or varied by the Company in general meeting) to continue in force until the next AGM of the Company.

The rationale of the IPT Mandate, the scope of the IPT Mandate, the benefit to Shareholders, the classes of Interested Persons, the particulars of the Interested Person Transactions and the review procedures for Interested Person Transactions in respect of which the IPT Mandate is sought to be renewed remain unchanged and are set out in the Appendix to this Circular.

Approval from Shareholders will be sought for the renewal of the IPT Mandate at the next AGM and at each subsequent AGM of the Company, subject to satisfactory review by the Audit Committee of its continued application to transactions with Interested Persons.

3.2 **Definitions.** The following definitions, or such other definition as the SGX-ST may from time to time determine, shall apply throughout paragraph 3 of this Circular (including the Appendix attached hereto), unless the context otherwise requires:

(a) an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(b) an "associate" means:

(i) in relation to any director, chief executive officer or controlling shareholder (being an individual):

(1) his immediate family member (that is, the person's spouse, child, adopted child, step-child, sibling and parent);

(2) the trustees of any trust of which he or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(3) any company in which he and his immediate family together (directly or indirectly) have an interest of 30% or more; and

(ii) in relation to a controlling shareholder (being a company), any other company which is its subsidiary or holding company or is a subsidiary of such holding company or one in the equity of which it and/or such other company or companies taken together (directly or indirectly) have an interest of 30% or more;

(c) "associated company" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "control" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) "controlling shareholder" means a person who:

(i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that a person who satisfies this paragraph is not a controlling shareholder); or

(ii) in fact exercises control over a company;

(f) "KCL IPT Group" means the Company, its subsidiaries and target associated companies;

(g) "listed company" means a company which is listed on the SGX-ST;

(h) "listed group" means the listed company and its subsidiaries;

(i) "Listing Manual" means the listing manual of the SGX-ST; and

(j) "target associated company" means an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed group, or the listed group and its interested person(s), has control over the associated company.

3.3 **Audit Committee's Statements.** Pursuant to Rule 920(1)(c) of the Listing Manual, the Audit Committee (comprising Mr Lim Hock San, Mr Tony Chew Leong-Chee and Mrs Oon Kum Loon) confirms that:

(i) the review procedures for Interested Person Transactions set out in the Appendix of this Circular ("**Review Procedures**") have not changed since Shareholders approved the IPT Mandate at the 2007 EGM; and

(ii) the Review Procedures are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

If, during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the Review Procedures are inadequate or inappropriate to ensure that the Interested Person Transactions will be on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, or in the event of any amendment to Chapter 9 of the Listing Manual, it will in consultation with the Board take such action as it deems proper in respect of such procedures and/or modify or implement such procedures as may be necessary and direct the Company to revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with interested persons.

3.4 **Disclosures.** Disclosure will be made in the Company's Annual Report of the aggregate value of all Interested Person Transactions conducted with Interested Persons pursuant to the IPT Mandate during the current financial year, and in the Annual Reports for subsequent financial years that the IPT Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual. The Company will also announce the aggregate value of transactions conducted pursuant to the IPT Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

3.5 **Voting.** In accordance with the requirements of Chapter 9 of the Listing Manual, Temasek (being the controlling shareholder of the Company) and all the Directors will abstain from voting, and each has undertaken to ensure that its associates will abstain from voting, on the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the forthcoming EGM in respect of the Shares held by them respectively.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Interests in Shares.** Based on the Register of Director's Shareholdings and the Register of Substantial Shareholders, as at the Latest Practicable Date, the interests of the Directors and the Substantial Shareholders in the Shares are as follows:

	Number of Shares				Number of Shares comprised in KCL Options
	Direct Interest		Indirect Interest		
Name of Director	No.	%[1]	No.	%[1]	
Lim Chee Onn	3,334,166	0.21	—	—	3,410,000
Tony Chew Leong-Chee	2,000	n.m.[2]	—	—	—
Lim Hock San	2,000	n.m.[2]	—	—	—
Sven Bang Ullring	70,000	n.m.[2]	—	—	—
Tsao Yuan Mrs Lee Soo Ann	2,000	n.m.[2]	—	—	—
Oon Kum Loon	42,000	n.m.[2]	40,000	n.m.[2]	—
Tow Heng Tan	2,626	n.m.[2]	26,172	n.m.[2]	—
Yeo Wee Kiong	2,000	n.m.[2]	—	—	—
Choo Chiau Beng	1,401,666	0.09	200,000	0.01	1,840,000
Teo Soon Hoe	3,168,332	0.20	—	—	2,530,000

Notes:

(1) Based on the total issued and paid-up ordinary share capital of 1,588,219,180 Shares as at the Latest Practicable Date.

(2) Not meaningful.

Name of Substantial Shareholder	Number of Shares					
	Direct Interest		Indirect Interest		Total Interest	
	No.	%(1)	No.	%(1)	No.	%(1)
Temasek	337,643,902	21.26%	13,183,369	0.83%	350,827,271	22.09

Notes:

(1) Based on the total issued and paid-up ordinary share capital of 1,588,219,180 Shares as at the Latest Practicable Date.

(2) By operation of Section 7 of the Companies Act, Temasek is deemed to be interested in an aggregate of 13,183,369 Shares in which its subsidiaries and associated companies have an aggregate interest.

5. DIRECTORS' RECOMMENDATIONS

5.1 **Proposed Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, the Directors recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed Share Purchase Mandate as set out in the Notice of EGM.

5.2 **Proposed IPT Mandate.** The Directors (other than Mr Tow Heng Tan who is the Chief Investment Officer of Temasek, and who abstains from making any recommendation for Shareholders to vote in favour of the Ordinary Resolution relating to the renewal of the IPT Mandate) are of the opinion that the proposed renewal of the IPT Mandate is in the best interests of the Company. Accordingly, the Directors (other than Mr Tow Heng Tan) recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed IPT Mandate as set out in the Notice of EGM.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 29 to 31 of this Circular, will be held on 25 April 2008 at Four Seasons Hotel, Four Seasons Ballroom (Level 2), 190 Orchard Boulevard, Singapore 248646 at 2.45 p.m. (or as soon as practicable immediately following the conclusion or adjournment of the AGM to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modifications, the Ordinary Resolutions as set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632 not later than 2.45 p.m. on 23 April 2008. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

7.2 **Note for Depositors.** A Depositor shall not be regarded as a member entitled to attend, speak and vote at the EGM unless his name appears in the Depository Register 48 hours before the time appointed for holding the EGM.

8. **INSPECTION OF DOCUMENTS**

The following documents are available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excluded) from the date of this Circular up to and including the date of the EGM:

(a) the Summary Financial Report and (from 10 April 2008) the Annual Report of the Company for the financial year ended 31 December 2007; and

(b) the Memorandum and Articles of the Company.

9. **DIRECTORS' RESPONSIBILITY STATEMENT**

This Circular has been approved by all the Directors who collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate in all material respects as at the Latest Practicable Date and that there are no material facts the omission of which would make any statement in this Circular misleading.

Where information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this Circular.

Yours faithfully
For and on behalf of the Board of Directors of
KEPPEL CORPORATION LIMITED

LIM CHEE ONN
Chairman

SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS*

"3. SHAREHOLDERS' MANDATE

3.1 Rationale for Shareholders' Mandate

Temasek Holdings (Private) Limited ("**Temasek**"), which is a Controlling Shareholder of a number of publicly-listed companies, is a Controlling Shareholder of KCL.

Due to the size of the Temasek group of companies, the Company, its subsidiaries and target associated companies (as defined in paragraph 2(f)(iii) of this Appendix) that are not listed on the SGX-ST or an approved exchange (the "**KCL IPT Group**") would in the ordinary course of business enter into transactions with the classes of Interested Persons as set out herein and with some degree of frequency.

In view of the time-sensitive and frequent nature of such Interested Person Transactions, the directors of KCL ("**Directors**") are seeking the approval of Shareholders pursuant to Chapter 9 of the Listing Manual for a proposed Shareholders' Mandate pursuant to Chapter 9 of the Listing Manual for the Company, its subsidiaries and target associated companies to enter into Interested Person Transactions with the classes of interested persons set out in paragraph 4 below ("**Interested Persons**"), provided that such transactions are made at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders ("**Shareholders' Mandate**"). Such Interested Person Transactions are described in paragraph 5 below.

If approved by Shareholders at the Annual General Meeting to be held on 22 May 2003 or any adjournment thereof ("**AGM**"), the proposed Shareholders' Mandate will take effect from the date of receipt of Shareholders' approval at the AGM until the next AGM of the Company, and shall apply in respect of Interested Person Transactions entered or to be entered into from the date of the AGM until the next AGM of the Company, unless revoked or varied by the Company in general meeting. Thereafter, approval from Shareholders for a renewal of the Shareholders' Mandate will be sought at each subsequent AGM of the Company.

3.2 Scope of the Shareholders' Mandate

The Shareholders' Mandate will cover a wide range of transactions arising in the ordinary course of business operations of the KCL IPT Group, including its principal businesses of offshore and marine, engineering and energy, as well as ancillary businesses such as procurement services and travel.

The Shareholders' Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual do not apply to such transactions.

Transactions with Interested Persons which do not come within the ambit of the Shareholders' Mandate (including any renewal thereof) will be subject to applicable provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

---

* This Appendix is an extract of Appendix 3 of the Company's notice of annual general meeting to Shareholders dated 12 April 2003 on the rationale of the Shareholders' Mandate, the scope of the Shareholders' Mandate, the benefit to Shareholders, the particulars of the Interested Person Transactions, classes of Interested Persons and the review procedures for Interested Person Transactions in respect of which the Shareholders' Mandate is sought to be renewed.

3.3 Benefit to the Company

The obtaining of the Shareholders' Mandate and the renewal of the Shareholders' Mandate on an annual basis would eliminate the need for the Company to announce, or to announce and convene, separate general meetings from time to time to seek Shareholders' prior approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantial administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the KCL IPT Group. In addition, this will considerably improve administrative efficacy.

The Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the KCL IPT Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out at arm's length and on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders. The KCL IPT Group will benefit from having access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. In respect of the issue or sale of debt securities to the Interested Persons, the KCL IPT Group can benefit from the financial support of the Interested Persons arising from such issuance or sale, which would be on terms no less favourable to the KCL IPT Group than those issued or sold to other third parties.

4. CLASSES OF INTERESTED PERSONS

The Shareholders' Mandate will apply to the Interested Person Transactions (as described in paragraph 5 below) which are carried out between any company within the KCL IPT Group and the following classes of Interested Persons:–

(a) Temasek and its associates; and

(b) Directors, chief executive officer(s) and controlling shareholders (other than Temasek) of the Company and their respective associates.

5. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The types of transactions with Interested Persons (as described in paragraph 4 above) to which the Shareholders' Mandate applies and the benefits to be derived therefrom are set out below:–

5.1 Offshore and Marine Services

(a) Provision and purchases of services and expertise in the construction, fabrication and repair of offshore production facilities, drilling rigs, power barges and specialised vessels to/from Interested Persons and/or to provide the same to third parties jointly with Interested Persons;

(b) Provision and purchases of services relating to shipbuilding, dry docking, afloat repairs and voyage repairs, major modifications as well as conversion of vessels;

(c) Provision and purchases of services relating to fabrication of steel structures and industrial equipment and plant;

(d) Provision and purchases of sub-contracting services, and services relating to engineering, advisory, consultancy and assistance, design and drafting services, project management, material and equipment procurement and procurement services, and the leasing/rental of facilities and equipment, shotblasting services, acquisition and/or supply of materials, equipment and products, and the provision of tug boat services and ocean towage; and

(e) Provision and purchases of services related to ship repair and shipbuilding contracting and fabrication services.

5.2 Energy-related Services

(a) Engaging contractors and suppliers for the development and construction of energy-related projects, and the purchase of materials, plants and machinery for such projects;

(b) Purchase of meter reading, data management, power transmission and other essential regulated services required by an electricity retailer in the Singapore electricity market,

(c) Contracts with electricity generating companies for hedging of electricity prices;

(d) retail of electricity;

(e) Purchase of natural gas as fuel for its facility and backup fuel or chemicals and other raw materials required for power generation;

(f) Purchase of gas distribution, power transmission, metering services and other essential regulated services required by a power generator;

(g) Provision of demineralised water, steam, cooling water and other utility services; and

(h) Provision of guarantees for obligations under the above contracts relating to the purchase of energy-related services.

5.3 Engineering Services

(a) Provision of engineering, procurement and construction services in infrastructure, industrial and commercial developments;

(b) Sale of material handling equipment and heavy cranes, provision and purchase of services relating to structural steel engineering, comprehensive operations and maintenance services, and provision of precision engineering services;

(c) Supply, install, repair and service automation, instrumentation and control systems;

(d) Provision of general engineering contracting and fabrication services and the supply of marine and building materials, equipment and products;

(e) Provision of environmental engineering design, process technology and equipment and services in environmental engineering business; and

(f) Provision of services for the development and construction of infrastructural plants in environmental business, and the engagement of sub-contractors and suppliers to provide services required for such development and construction.

5.4 Debt Securities Transactions

The subscription of debt securities issued by any Interested Person, the issue of debt securities to any Interested Person, the purchase from any Interested Person of debt securities previously issued by such Interested Person, or the sale to any Interested Person of debt securities previously issued by any company within the KCL IPT Group ("**Debt Securities Transactions**").

5.5 Property Related Transactions

(a) Sale and lease of properties, including but not limited to residential, commercial and industrial buildings and properties;

(b) Provision and purchase of project development and project management services;

(c) Provision and purchase of property marketing services for the sale or lease of residential, commercial and industrial properties, as well as property funds; and

(d) Provision of facilities for leisure activities, including without limitation, marina facilities.

5.6 Other Transactions

(a) Provision of services relating to the procurement of goods and services including procurement agency, strategic sourcing, auctions, and provision of related technology platforms, consultancy and outsourcing services;

(b) Provision of travel management services, including corporate ticketing, and purchases of travel and transportation services including but not limited to purchases of air tickets and hotel accommodation;

(c) Provision of charter-party and other shipping related services;

(d) Purchase of data storage services including hosting services, software licences, design and other technology services; and

(e) Purchase of services relating to development and management of network infrastructure and automation devices.

6. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

6.1 To ensure that Interested Person Transactions are undertaken at arm's length, on normal commercial terms, and will not be prejudicial to the interests of the Company and its minority Shareholders, the following procedures will be implemented for the review and approval of Interested Person Transactions under the Shareholders' Mandate:–

All Interested Person Transactions

(a) In relation to all Interested Person Transactions as enumerated under paragraph 5 above, quotations will be obtained from the Interested Person and at least one similar service or product provider in respect of services and products obtained by any company within the KCL IPT Group from the Interested Person. All Interested Person Transactions as enumerated under paragraph 5 above shall not be approved unless such transactions are entered into (i) at rates/prices which are no more favourable to the Interested Person than those extended to unrelated third parties (including where applicable, preferential rates/prices/discounts accorded to corporate customers or bulk purchases), or (ii) in relation to purchases of products and services, on terms similar to the service or product providers' usual commercial terms and in accordance with industry norms for similar services or products, or (iii) in relation to provision of products or services, on terms similar to the usual commercial terms of such company in the KCL IPT Group, or (iv) otherwise in accordance with other applicable industry norms.

(b) In the event that it is not possible to obtain quotations from unrelated third parties or to determine whether the terms of the Interested Person Transaction with the Interested Person are more or less favourable than the aggregate terms quoted by unrelated third parties, any two members of a committee comprising the directors and the senior financial officer of the relevant company in the KCL IPT Group for the time being and such other person as the Directors may from time to time appoint (the "**Review Committee**") will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. In its evaluation, the Review Committee will include considerations of the efficiencies and flexibilities derived by the Company in transacting with the Interested Person compared with transacting with unrelated third parties. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate such terms in accordance with prevailing industry norms (including the reasonableness of the terms).

(c) All Interested Person Transactions must be consistent with the usual practices and policies of the KCL IPT Group. The KCL IPT Group will maintain a register of Interested Person Transactions and the register will be reviewed on a quarterly basis by the internal auditors who will report to the Audit Committee.

6.2 In addition to the above procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures:–

(a) All Transactions other than Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to all Interested Person Transactions (other than Debt Securities Transactions) as enumerated under paragraph 5 above:–

(i) transactions equal to or exceeding $2,000,000 but less than $10,000,000 each in value will be reviewed and approved by any two members of the Review Committee, before the transaction is entered into;

(ii) transactions equal to or exceeding $10,000,000 but less than $50,000,000 each in value will be reviewed and approved by any two members of the Review Committee and an Executive Director of KCL (the "**Executive Director**") or, if he has an interest in the transaction, a member of the Audit Committee, before the transaction is entered into; and

(iii) transactions equal to or exceeding $50,000,000 each in value will be reviewed and approved by the Audit Committee, before the transaction is entered into.

(b) Debt Securities Transactions

In addition to paragraph 6.1 above, in relation to Debt Securities Transactions, the Company will implement the following procedures:–

(i) In relation to the subscription of debt securities issued by any Interested Person, or the purchase from any Interested Person of debt securities previously issued by such Interested Person, such transactions will be entered into by companies within the KCL IPT Group only if the consideration for such debt securities will not be higher than the price(s) at which such debt securities are subscribed or purchased by any other third parties. Conversely, companies within the KCL IPT Group will only issue new debt securities or sell debt securities (previously issued by any company within the KCL IPT Group) to Interested Persons at prices not lower than the prices at which such debt securities are issued or sold to third parties. If, in the case of subscription of debt securities, the KCL IPT Group company is the only subscriber, or in the case of sale of debt securities, the Interested Person is the only purchaser, the Review Committee will evaluate and weigh the benefits of, and rationale for, transacting with the Interested Person before submitting a written recommendation to the Audit Committee of the Company. The Audit Committee will evaluate the recommendation of the Review Committee in respect of the Interested Person Transaction before deciding to approve or reject the Interested Person Transaction. In determining the terms of the transaction, the Audit Committee will evaluate the reasonableness of the consideration.

(ii) **Debt securities issued or sold to Interested Persons**

In addition, in relation to debt securities issued or sold by any company within the KCL IPT Group to the same Interested Person during the same financial year:–

(aa) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $500,000 but is less than $10,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee;

(bb) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $10,000,000 but is less than $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by any two members of the Review Committee, and the Executive Director or, if he has an interest in the transaction, a member of the Audit Committee; and

(cc) Where the aggregate value of the interest expense incurred by the KCL IPT Group on debt securities issued and/or sold to, that Interested Person equals to or exceeds $50,000,000, each subsequent issue or sale of debt securities to that Interested Person, by any company within the KCL IPT Group, will be reviewed and approved by the Audit Committee.

(iii) **Subscription and purchase of debt securities from Interested Persons**

In addition, in relation to debt securities subscribed or purchased by any company within the KCL IPT Group from the same Interested Person during the same financial year:–

(aa) Where the aggregate of the principal amount of all debt securities subscribed and/or purchased from, the same Interested Person shall at any one time exceed $200,000,000, each additional subscription of debt securities issued by, or purchase of debt securities from, that Interested Person by any company within the KCL IPT Group shall require the prior approval of the Audit Committee; and

(bb) Subscription of debt securities issued by, and/or purchase of debt securities from, the same Interested Person where the aggregate of the principal amounts thereof do not at any one time exceed the limit set out in sub-paragraph (aa) above will not require the prior approval of the Audit Committee but will be reviewed on a quarterly basis by the Audit Committee.

6.3 The internal auditors of KCL shall review the register of Interested Person Transactions (referred to in paragraph 6.1(c) above) and the operation of the review procedures on a quarterly basis and report to the Audit Committee on the compliance by the KCL IPT Group with the review procedures, and the basis of such transactions, including the quotations (if any) obtained to support the basis, entered into by the KCL IPT Group with the Interested Persons.

6.4 The Audit Committee shall have the overall responsibility for determining the sufficiency of the review procedures to ensure that Interested Person Transactions will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, with the authority to delegate the review of such procedures to individuals within the Company and/or such external advisers as they deem appropriate. If any member of the Review Committee or the Executive Director has an interest in an Interested Person Transaction to be reviewed, such member or the Executive Director (as the case may be) will abstain from any decision making in respect of that transaction. If a member of the Audit Committee has an interest in an Interested Person Transaction to be reviewed by the Audit Committee, he will abstain from any decision making in respect of that transaction and the review and approval of that transaction will be undertaken by the remaining members of the Audit Committee.

6.5 Generally, the Review Committee, the Executive Director and the Audit Committee will only approve an Interested Person Transaction if the terms of the transaction are no more favourable than the terms extended to unrelated third parties, or are in accordance with published or prevailing market rates/prices or are otherwise in accordance with prevailing industry norms. Any member of the Review Committee or the Audit Committee or the Executive Director may, as he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers.

6.6 The Audit Committee will review the terms of the Interested Person Transactions and the review procedures adopted on a quarterly basis."

(Incorporated in the Republic of Singapore)
(Company Registration No. 196800351N)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Keppel Corporation Limited (the "**Company**") will be held at Four Seasons Hotel, Four Seasons Ballroom (Level 2), 190 Orchard Boulevard, Singapore 248646 on 25 April 2008 at 2.45 p.m. (or as soon as practicable immediately following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions which will be proposed as Ordinary Resolutions:

1. The Proposed Share Purchase Mandate

That:

(1) for the purposes of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares fully paid in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price(s) as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(b) off-market purchase(s) (each an "**Off-Market Purchase**") in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act;

and otherwise in accordance with all other laws and regulations, including but not limited to, the provisions of the Companies Act and listing rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the members of the Company in a general meeting, the authority conferred on the directors of the Company (the "**Directors**") pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(a) the date on which the next annual general meeting of the Company ("**AGM**") is held or required by law to be held; or

(b) the date on which the purchases or acquisitions of Shares by the Company pursuant to the Share Purchase Mandate are carried out to the full extent mandated,

whichever is the earlier;

(3) in this Ordinary Resolution:

"**Maximum Limit**" means that number of issued Shares representing not more than ten (10) per cent. of the total number of issued Shares as at the date of the last AGM or at the date of the passing of this Ordinary Resolution whichever is higher unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Companies Act, at any time during the Relevant Period, in which event the total number of issued Shares shall be taken to be the total number of issued Shares as altered (excluding any treasury shares that may be held by the Company from time to time);

"**Relevant Period**" means the period commencing from the date on which the last AGM was held and expiring on the date the next AGM is held or is required by law to be held, whichever is the earlier, after the date of this Ordinary Resolution; and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, stamp duties, commission, applicable goods and services tax and other related expenses) which is:

(a) in the case of a Market Purchase, 105 per cent. of the Average Closing Price; and

(b) in the case of an Off-Market Purchase pursuant to an equal access scheme, 120 per cent. of the Average Closing Price,

where:

"**Average Closing Price**" means the average of the closing market prices of a Share over the last five (5) Market Days (a "**Market Day**" being a day on which the SGX-ST is open for trading in securities), on which transactions in the Shares were recorded, in the case of Market Purchases, before the day on which the purchase or acquisition of Shares was made and deemed to be adjusted for any corporate action that occurs after the relevant five (5) Market Days, or in the case of Off-Market Purchases, before the date on which the Company makes an announcement of the offer; and

(4) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation, executing such documents as may be required) as they and/or he may consider necessary, expedient, incidental or in the interests of the Company to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

2. The Proposed Shareholders' Mandate for Interested Person Transactions

That:–

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (as defined in the Circular to Shareholders dated 27 March 2008 (the "**Circular**")), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the Circular, with any person who falls within the classes of Interested Persons described in the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in the Circular (the "**IPT Mandate**");

(2) the IPT Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date that the next AGM is held or is required by law to be held, whichever is earlier;

(3) the Audit Committee of the Company be and is hereby authorised to take such action as it deems proper in respect of such procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual of the SGX-ST which may be prescribed by the SGX-ST from time to time; and

(4) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including, without limitation, executing such documents as may be required) as they and/or he may consider necessary, expedient, incidental or in the interests of the Company to give effect to the IPT Mandate and/or this Ordinary Resolution.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary
Singapore
27 March 2008

Notes:

1. A member of the Company entitled to attend and vote at the extraordinary general meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. Such proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be lodged at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the EGM.

This page has been intentionally left blank.

Keppel Corporation

Keppel Corporation Limited

(Company Registration No.196800351N)
(Incorporated in the Republic of Singapore)

Proxy Form

EXTRAORDINARY GENERAL MEETING

IMPORTANT

1. For investors who have used their CPF monies to buy Keppel Corporation Limited's Shares, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________ (Name)

of ______________________________ (Address)

being a member/members of Keppel Corporation Limited (the "**Company**") hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)	
			No. of Shares	%
and/or (delete as appropriate)				
			No. of Shares	%

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting (the "**EGM**") of the Shareholders of the Company to be held on 25 April 2008 at Four Seasons Hotel, Four Seasons Ballroom (Level 2), 190 Orchard Boulevard, Singapore 248646 at 2.45 p.m. (or as soon as practicable immediately following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof. I/We direct my/our proxy to vote for or against the Ordinary Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion.

	To be used on a show of hands		To be used in the event of a poll	
	For*	Against*	Number of Votes For**	Number of Votes Against**
Ordinary Resolution The Proposed Share Purchase Mandate				
Ordinary Resolution The Proposed Shareholders' Mandate for Interested Person Transactions				

* Please indicate your Vote "For" or "Against" with an "X" within the box provided.

** If you wish to exercise all your votes "For" or "Against", please indicate with an "X" within the box provided. Alternatively, please indicate the number of votes as appropriate.

Dated this ____________ 2008.

Total number of Shares held	

____

Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES ON THE REVERSE CAREFULLY BEFORE COMPLETING THIS FORM

Notes:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number

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of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Such proxy need not be a member of the Company. Where a shareholder appoints two proxies, he shall specify the proportion of his shareholding to be represented by each proxy. If no such proportion or number is specified, the first named proxy shall be deemed as representing 100% of the shareholding and the second named proxy shall be deemed as an alternate to the first named proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the power of attorney (or other

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Affix
Postage
Stamp

The Company Secretary
KEPPEL CORPORATION LIMITED
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

fold along this line (2)

authority) or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

5. A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

6. The Company shall be entitled to reject an instrument of proxy which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject an instrument of proxy if the member, being the shareholder, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

07-Apr-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 5,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Apr-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED

2008 APR 24 A 4: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Apr-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 310,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Apr-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 242,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

31-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 23,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED

2008 APR 24 A 4: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

28-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 6000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

25-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 8,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

24-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 2,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

20-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 7,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED

2008 APR 24 A 4: 22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

17-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 4000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED

2008 APR 24 A 4: 22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

14-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 8,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

11-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 30,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

10-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 31,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

07-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 8,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

06-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 2,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

05-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Mar-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 22,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

29-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 61,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

28-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 14,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 230,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

27-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 22,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 29,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

25-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 81,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

22-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 14,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

21-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 70,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

20-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 36,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

18-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 111,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

19-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 50,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

15-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 32,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

14-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 89,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

13-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 84,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED

2008 APR 24 A 4: 33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

12-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 11,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

06-Feb-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 100000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

24-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 85000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

22-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :, FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 60000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

18-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 1180000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

17-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 2000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

16-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 55000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

08-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 4000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

07-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 242000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

04-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 348000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

RECEIVED

2008 APR 24 A 4: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

03-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 10000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

02-Jan-08

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 8000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation

RECEIVED
2008 APR 24 A 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keppel Corporation Limited
(Co Reg No. 196800351N)
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 62706666
Fax: (65) 64136391

26-Dec-07

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with The Central Depository (Pte) Ltd is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Return of Allotment of Shares relating to the Company's issue of 61000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 6270 6666
Fax: (65) 6413 6391
Email: keppelgroup@kepcorp.com
www.kepcorp.com

Co Reg No: 196800351N

END